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Filed Pursuant to Rule 424(b)(4)
Registration Statement No. 333-126357
Registration Statement No. 333-126686

PROSPECTUS

7,750,000 Shares

Common Stock

        Republic Airways is selling all of the shares.

        Our shares are quoted on The Nasdaq National Market under the symbol "RJET." The last reported sale price on July 18, 2005 was $12.82 per share.

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 13 of this prospectus.

	Per Share	Total
Public offering price	$12.60	$97,650,000
Underwriting discount	$.6615	$5,126,625
Proceeds, before expenses, to Republic Airways.	$11.9385	$92,523,375

        The underwriters may also purchase up to an additional 1,162,500 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about July 22, 2005.

Merrill Lynch & Co.	Raymond James

The date of this prospectus is July 18, 2005.

UNITED EXPRESS
N631RW

REPUBLIC AIRWAYS
HOLDINGS

AmericanConnection

TABLE OF CONTENTS

Special Note Regarding Forward-Looking Statements	ii
Prospectus Summary	1
Risk Factors	13
Use of Proceeds	26
Price Range of Common Stock	26
Dividend Policy	26
Capitalization	27
Selected Supplemental Combined Consolidated Financial Information	28
Management's Discussion and Analysis of Financial Condition and Results of Operations	31
Management	49
Principal Stockholders	51
Underwriting	53
Legal Matters	55
Experts	55
Incorporation By Reference	57
Where You Can Find Additional Information	57

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

        Our Republic Airways Holdings logo has received federal service mark protection. We have applied for service mark protection for our Chautauqua Airlines—A Republic Airways Company and Republic Airline—A Republic Airways Company logo marks. Other trademarks, tradenames and service marks referred to in this prospectus are the property of their respective owners.

        Unless otherwise indicated, all information in this prospectus reflects a recapitalization of Republic Airways in June 2002, pursuant to which each outstanding share of our common stock was exchanged for 200,000 shares of our common stock and each outstanding option or warrant to purchase one share of our common stock became an option or warrant to purchase 200,000 shares of our common stock.

        In addition, unless otherwise indicated, all financial information in this prospectus from and after 2002 reflects the supplemental combined consolidated financial statements of Republic Airways Holdings Inc. and Shuttle America Corporation as of December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004 and as of March 31, 2005 and for the quarters ended March 31, 2004 and 2005 to give retroactive effect to the acquisition of Shuttle America Corporation by Republic Airways Holdings Inc. on May 6, 2005, since both companies were under common control by Wexford Capital LLC during these periods. The supplemental combined consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Republic Airways appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, incorporated herein by reference. Subsequent to the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, we will file a Current Report on Form 8-K/A showing the recasted financial statements on an as-pooled basis, which will be the same as the supplemental combined consolidated financial statements incorporated herein by reference, and will replace our historical consolidated financial statements upon the effective date of the Current Report on Form 8-K/A.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

        The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ii

PROSPECTUS SUMMARY

        This summary contains basic information about our company and this offering and may not contain all the information that is important to you. You should, therefore, read the entire prospectus, including "Risk Factors", our supplemental combined consolidated financial statements and notes thereto, our consolidated financial statements and the notes thereto and the other information incorporated by reference into this prospectus as described below under "Incorporation By Reference," carefully for a more complete understanding of this offering and our business. Terms such as "we", "our" or "us" refer to Republic Airways Holdings Inc., which we refer to as Republic Airways, and our wholly-owned subsidiaries, Chautauqua Airlines, Inc., which we refer to as Chautauqua, Republic Airline Inc., which we refer to as Republic Airline, and Shuttle America Corporation, which we refer to as Shuttle America, unless the context implies otherwise. Unless otherwise indicated, all information in this prospectus assumes that the underwriters' overallotment option to purchase up to 1,162,500 shares from us will not be exercised.

Our Company

        We are a holding company that operates Chautauqua Airlines, Inc., Republic Airline Inc. and Shuttle America Corporation. As of June 30, 2005, we offered scheduled passenger service on over 800 flights daily to 82 cities in 32 states, Canada and the Bahamas pursuant to code-share agreements with AMR Corp., the parent of American Airlines, Inc., whom we collectively refer to in this prospectus as American, US Airways, Inc., Delta Air Lines, Inc. and United Air Lines, Inc. Currently, we provide our four partners with regional service, operating as US Airways Express, AmericanConnection, Delta Connection or United Express, including service out of their hubs and focus cities in Boston, Chicago, Fort Lauderdale, Indianapolis, New York, Orlando, Philadelphia, Pittsburgh, Washington, D.C. and St. Louis.

        Chautauqua Airlines is our regional platform for flying the 37 to 50 seat ERJ-145 family of aircraft. Shuttle America, which we acquired from an affiliate of our majority stockholder on May 6, 2005, currently operates 70-seat ERJ-170 aircraft. Shuttle America also currently operates 11 Saab 340 aircraft under a fixed-fee agreement with United that expires December 31, 2005. We expect Republic Airline to be certified to operate the ERJ-170 family of aircraft by September 2005. We currently have 18 ERJ-170 aircraft at Chautauqua which we expect to transition to Shuttle America and, upon its certification, Republic Airline, by December 2005.

        On June 23, 2005, US Airways exercised its option to (i) sell 137 unrestricted commuter slots and 10 ERJ-170 aircraft and other related assets to us and (ii) assign the leases for 18 ERJ-170 aircraft (including three subject to new leases) to us. We anticipate that the purchase of the assets will occur on or before July 31, 2005. After Republic Airline is certified, we expect to begin the transition of these 28 ERJ-170 aircraft from US Airways. See "—Recent Developments."

        From 2000 to 2004, our available seat miles, or ASMs, grew at a compounded annual growth rate of 51.8%. As of June 30, 2005, our fleet consisted of 135 aircraft, including 24 Embraer 70-seat regional jets, 100 Embraer 37-50 seat regional jets, and 11 Saab 340 turboprop aircraft. Further, as of June 30, 2005, and in addition to the 28 regional jets which we will begin to transition from US Airways commencing in September 2005, we have agreed to place into service an additional 20 70-seat regional jets for Delta and United through 2006. These 20 70-seat regional jets are covered by 15 firm orders and five conditional firm orders we have with Embraer. We also have additional conditional firm orders and options for 90 regional jets as of June 30, 2005. The conditional firm orders expire beginning on September 30, 2005. Forty of the options are for ERJ-170 aircraft, which we may convert to options for ERJ-175, ERJ-190 or ERJ-195 aircraft which range in size from 78 seats to 110 seats.

        We have long-term, fixed-fee regional jet code-share agreements with each of our partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our partners' two-letter flight designation codes to identify our flights and fares in our partners' computer reservation systems, to paint our aircraft in the style of our partners, to use their service marks and to market ourselves as a carrier for our partners. In addition, in connection with a marketing agreement among Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes. Our shift from pro-rate revenue sharing agreements to fixed-fee agreements has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our partners and reduce the cost of our services to our partners.

        For the quarter ended March 31, 2005 and the year ended December 31, 2004, respectively, US Airways accounted for approximately 30% and 42% of our operating revenues, Delta accounted for approximately 27% and 31% of our operating revenues, American accounted for approximately 12% and 16% of our operating revenues and United accounted for approximately 29% and 11% of our operating revenues. In February 2003, we and America West mutually agreed to terminate our code-share agreement. Concurrently with the termination, we agreed with Delta to allocate the aircraft previously designated for America West to Delta.

We believe that our primary strengths are:

        Low Cost Producer.    We believe that we are among the lowest cost producers of regional jet service in the United States. From 2001 through 2004, we lowered our cost per ASM, excluding fuel costs, by 23.7%, from 11.5¢ to 8.8¢. We plan to implement the same low cost strategy that we have executed at Chautauqua for our larger gauge regional jet service at Republic Airline and Shuttle America. There are four key elements contributing to our low unit costs:

  •
  Operate a Single-Fleet Type: Chautauqua will only operate the Embraer 145 family of aircraft, which consists of a single-fleet type of regional jets with capacity between 37 and 50 seats. Following the retirement of its 11 Saab 340 aircraft by the end of December 2005, Shuttle America will only operate the Embraer 170 aircraft having a 70-seat capacity. Republic Airline will only operate the Embraer 170 family of aircraft, which includes larger gauge aircraft such as the ERJ-175, ERJ-190 and ERJ-195 which range in size from 78 seats to 110 seats. Each operating subsidiary's operation of a common type rated aircraft will enable us to expand our product offerings to major airlines while allowing each operating subsidiary to keep its operating costs low due to efficiencies in employee training, aircraft maintenance, lower spare parts inventory requirements, and aircraft scheduling.

  •
  High Aircraft Utilization: For the quarter ended June 30, 2005, each of our aircraft in revenue service operated an average of 10.6 hours per day, which we believe is among the highest in the regional industry. Our agreements with major airline partners provide them incentives to increase the utilization of our aircraft. Based on higher utilization rates as compared to other regional carriers, we are able to spread our fixed costs over a greater number of flights and ASMs.

  •
  Low Overhead: By flying for different major partners, we are able to leverage the cost of our overhead across multiple partners. Additionally, by operating the majority of our aircraft in a geographically concentrated region, we are able to leverage our maintenance and crew base overhead and cross-utilize our employees and also improve the scheduled efficiency of our aircraft. We also outsource certain maintenance procedures such as engine, brakes and auxiliary power unit (APU) overhauls and avionics repairs where there is a cost and quality advantage to doing so, thereby reducing the burden on us to provide the fixed overhead associated with these functions.

  •
  High Labor Productivity: We believe in offering our employees competitive wages and incentives in exchange for high productivity rates. Our high level of employee productivity is created by greater fleet commonality and the minimization of unproductive labor work rules. Moreover, by wearing common uniforms and flying a single fleet type at each operating company, our flight crews have the flexibility to fly for any of our major partners for which we fly common type rated aircraft, providing us with additional flexibility in scheduling our flight crews.

        Well Trained, Highly Skilled and Motivated Airline Professionals.    We currently employ over 2,900 highly skilled aviation professionals. Our employee training programs meet or exceed the training standards required of all major airlines. Our employees take pride in their work and in our rich culture of safe and reliable operations. We have established a recognition program to reward those employees that go "above and beyond" in the performance of their duties. Their contributions are a real source of strength for our company.

        Long-Term, Fixed-Fee Code-Share Agreements.    We have long-term regional jet code-share agreements with each of our four major airline partners with scheduled expirations beginning in March 2013, subject in certain instances to earlier termination. All of our code-share agreements are "fixed-fee", rather than "cost-plus" or "pro-rate" revenue sharing, arrangements. These fixed-fee agreements generally provide for minimum aircraft utilization levels at fixed rates which provides for a more predictable revenue stream and allows us to increase our profit margin to the extent that we are able to lower our operating costs below the costs anticipated under the agreements. We are not exposed to price fluctuations for fuel, insurance, aircraft property taxes or landing fees, as we are reimbursed for those costs by our code-share partners.

        Strong Relationships with a Diverse Group of Air Carrier Partners.    Through our long-term regional jet code-share agreements with US Airways, American, Delta and United, we have created a network of strong partnerships with multiple major US airlines. We believe that we have been successful in attracting multiple partners because of our strong track record as a low cost, efficient and reliable provider of high quality regional airline services. Having multiple air carrier partners has allowed us to diversify our financial and operational risk. This diversity may also allow us to grow at a faster rate, as we are not limited by the rate at which any one partner can, or wishes to, grow.

        Significant Growth Opportunities.    As of June 30, 2005, our fleet consisted of 124 Embraer regional jets and 11 Saab turboprops. As of June 30, 2005, we have agreed to place into service an additional 48 ERJ-170 regional jets and to remove seven ERJ-145 regional jets from our code-share partners such that at December 31 of the indicated year, our fleet will be as follows:

	December 31, 2005		December 31, 2006
	145 family	170 family	145 family	170 family
Delta	39	8	39	16
United	7	28	7	28
US Airways	30	10	30	28
American	15	—	15	—
Total	91	46	91	72

        Two aircraft in our fleet are not assigned to any of our code-share partners. We use these aircraft as spares and for charters. We are exploring direct lease or sublease opportunities for the seven ERJ-145 aircraft being removed from service. Pending such leases, we will make the aircraft available for spares and for charters. The 20 regional jets that we have agreed to provide to Delta and United are covered by 15 firm orders and five conditional firm orders with Embraer. In addition to the 28 regional jets which we will begin to transition from US Airways commencing September 2005, and the 20 regional jets we will operate for Delta and United, we have conditional firm orders and options for 90 regional jets. The conditional firm orders expire beginning on September 30, 2005. Forty of the options are for ERJ-170 aircraft which we may convert to options for ERJ-175, ERJ-190 or ERJ-195 aircraft, all of which are in the ERJ-170 family but have higher passenger capacities, ranging from 78 to 110 seats. While our regional jet code-share agreements have limited restrictions on our ability to enter into new or expanded relationships, our ability to grow has not been impaired. Further, we have the necessary infrastructure to place our new regional jets into service quickly.

        Experienced Management Team.    Our senior management team has extensive operating experience in the regional airline industry. Since their arrival in mid-1999, our management team has significantly grown the business in the following ways:

  •
  expanded our relationship with US Airways from 10 to 58 regional jets;

  •
  added code-share agreements with American, America West, Delta, TWA and United;

  •
  significantly increased the number of jets we fly for Delta;

  •
  managed the transition of service from TWA to American after the TWA bankruptcy;

  •
  managed the transition of service from America West to Delta when America West closed its Columbus, OH hub;

  •
  successfully implemented the single-fleet regional jet business model;

  •
  established platforms for 70-seat regional jets and for 71-seat and larger regional jets by the acquisition of Shuttle America; and

  •
  improved our operating efficiencies and significantly lowered our operating costs.

        In 2004, Chautauqua was named Regional Airline of the Year by Air Transport World Magazine.

        Long History of Reliable Operations.    We have a long operating history as a regional airline, having operated as a code-share partner of US Airways and its predecessors for nearly 30 years. We became an American code-share partner in June 2001, a Delta code-share partner in June 2002 and a United code-share partner in February 2004. Chautauqua is one of only a handful of airlines, globally, that has maintained an accident free passenger safety record over its entire history.

Our business strategy consists of the following elements:

        Maintain Low Operating Costs.    We will remain focused on strategies to lower our costs without compromising passenger safety, service quality or operational reliability. We will continue to implement our proven strategies for low cost operations by flying only a single fleet type at each of our operating subsidiaries, with the exception of a small number of turboprops at Shuttle America, maintaining high aircraft utilization, spreading our overhead costs across multiple partners within a geographically concentrated service area, keeping our overhead low while we increase our fleet size and promoting high labor productivity from a motivated and professional workforce. Additionally, as we pursue our current plan to grow our fixed-fee regional jet operations from 122 aircraft to 163 aircraft by the end of 2006, we expect to benefit from additional economies of scale by leveraging our existing infrastructure over an increasingly larger operation.

        Expand Existing and Develop New Relationships With Code-Share Partners.    We attribute the significant growth in our traffic and profitability to our regional jet code-share agreements. We believe that these relationships provide us with an excellent opportunity to achieve stable, long-term growth. To strengthen our existing relationships, we work closely with our code-share partners to expand service to existing markets, open new markets and schedule convenient and frequent flights. In the future, we would consider further developing our subsidiary platforms in order to continue to expand existing relationships and to develop new relationships with major airline code-share partners.

        Develop Larger Aircraft Platform.    Most major air carriers, including our code-share partners, have recently begun adding, or have plans to add, 70-plus seat regional jets. We have acquired Shuttle America and certified it to operate 70-seat regional jets. In addition, we are in the process of obtaining the requisite certification for Republic Airline to operate as a platform for 70-seat and larger regional jets and expect to obtain such certification by September 2005. We believe that these larger gauge aircraft possess greater opportunities for revenue and profitability growth. We currently have conditional firm orders and options for 56 Embraer ERJ-170 aircraft in addition to the 28 regional jets we will begin to fly for US Airways and the 20 regional jets we will begin to fly for Delta and United. We believe the ERJ-170 is superior to the competing regional jet aircraft. The ERJ-170 is a completely new design which incorporates updated technology, increased passenger comfort and stowage and low operating costs. As a result, we believe that we will be able to offer a higher quality service to our major partners without incurring increased unit costs relative to our competitors. We believe we are currently the only independent regional airline in North America with orders for the Embraer 170 family of aircraft.

        Fixed-Fee Flying.    We believe that fixed-fee regional jet code-share agreements allow our major airline partners to enjoy the significant benefits of optimizing total network revenues and matching aircraft size to customer demand, thereby minimizing their operating costs. We anticipate that fixed-fee regional jet code-share agreements will be the primary basis on which we will continue to add jets to our fleet.

        Provide Excellent Customer Service.    We believe that our focus on providing excellent customer service in every aspect of operations, including personnel, flight equipment, in-flight amenities, on-time performance, flight completion ratios and baggage handling, is largely responsible for our success in attracting and retaining multiple major airline code-share partners. This is because our partners seek to build customer loyalty and preference through consistent, high quality seamless customer service, which they expect their regional partners to be able to provide at a competitive price. We believe that our planned ERJ-170 regional jet service at Republic Airline and Shuttle America will allow us to offer our partners an even higher level of customer service.

        Motivate Our Employees to Succeed.    We believe that our employees are key to our success. In addition to offering competitive compensation and benefits, we take a number of steps to make our company an attractive place to work and build a career. These include maintaining various employee recognition and bonus award programs and consistently communicating our vision and mission statement to our employees.

        We were formed in 1996 as a holding company but conducted no business until May 1998 when we acquired Chautauqua. In November 1999, we formed Republic Airline. In May 2005, we acquired Shuttle America. Our executive offices are located at 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268. Our telephone number at that location is (317) 484-6000.

Recent Developments

US Airways

        We announced on March 14, 2005 that along with our majority stockholder, Wexford Capital LLC, we have reached agreement with US Airways Group, Inc. ("US Airways Group") and US Airways on an investment agreement which includes provisions for the affirmation of an amended Chautauqua Airlines Jet Service Agreement ("Chautauqua JSA"); a potential new jet service agreement with a Republic Airways subsidiary for the operation of Embraer 170 and 190 aircraft; a conditional $125 million equity commitment and up to $110 million in asset-related financing.

        Terms of the agreement were filed by US Airways Group with the U.S. Bankruptcy Court for the Eastern District of Virginia in Alexandria, and the Court approved the investment agreement on March 31, 2005.

        The investment agreement contains several provisions including:

  •
  The amendment of the existing Chautauqua JSA, which amendment will provide for, among other things: the operation of regional jets at reduced costs to US Airways; US Airways' right to terminate from service up to five 50-seat aircraft, and in other circumstances up to 15, regional jet aircraft, but not in excess of more than two aircraft in any calendar month; Chautauqua's right to terminate from service a specified number of regional jet aircraft (not to exceed 15 50-seat aircraft); and a one-year extension of the agreement to March 2013. In no event is the number of 50-seat aircraft permitted to fall below 20 without our consent.

  •
  Prior to the effective date of US Airways' plan of reorganization, but no later than December 31, 2005, US Airways may exercise its option to sell to Republic Airways for an aggregate purchase price of approximately $51.7 million, 113 unrestricted commuter slots located at Ronald Reagan Washington National Airport and 24 unrestricted commuter slots located at New York-LaGuardia Airport, subject to the contemporaneous purchase by Republic Airways of ten ERJ-170 aircraft currently owned by US Airways and, upon the arrangement to have 100% lease financing available to Republic Airways, three ERJ-170 aircraft currently committed for delivery to US Airways. Upon the sale of the slots, Republic Airways will enter into an agreement to license the slots to US Airways until the expiration of the Chautauqua JSA or a new jet service agreement, whichever is later, at an agreed rate. Prior to the expiration of the agreement to license the slots and after US Airways emerges from Chapter 11 bankruptcy protection, US Airways has the right to repurchase all, but not less than all, of the LaGuardia and Washington slots at a predetermined price. In addition to the sale of the 10 ERJ-170 aircraft, US Airways may assign to Republic Airways the leases for an additional 18 ERJ-170 aircraft (including three subject to new leases). Republic Airways will fly all of the ERJ-170 aircraft under the name US Airways Express. Upon the purchase of the ten ERJ-170 aircraft currently owned by US Airways, Republic Airways must assume all of the current debt obligations of US Airways associated with such aircraft. If Republic Airways acquires and leases the ERJ-170 aircraft, Republic Airways will purchase from US Airways certain machinery, parts and equipment and establish a new ERJ-170/-190 heavy overhaul maintenance facility at a location mutually agreed to by US Airways and us. The purchase price of the aircraft, excluding assumed debt of approximately $169.4 million, is approximately $44.0 million and the purchase price of other related assets is approximately $14.3 million.

  •
  US Airways Group has the option to require Republic Airways to invest $125 million in new equity upon US Airways' emergence from bankruptcy. The shares purchased by Republic Airways would represent between 19% and 25% of the fully-diluted equity interests of the reorganized US Airways Group upon emergence from Chapter 11, subject to adjustment based on investments made by third party investors. The proposed $125 million equity investment is subject to a number of conditions, including US Airways securing at least $350 million in new cash investment (including the $125 million from Republic/Wexford and the $125 million previously secured from Eastshore Aviation, LLC), US Airways exercising and consummating the sale of its slots, Republic Airways' purchase of the ten ERJ-170 aircraft currently owned by US Airways and Republic's right to approve US Airways' business plan.

        On June 23, 2005, US Airways Group notified us that it does not intend to exercise its option to require Wexford Capital LLC or us to make an investment in its equity, as described above. In addition, US Airways Group and US Airways notified us that they wish to exercise their option to (i) sell to us the 137 commuter slots and 10 ERJ-170 aircraft and related equipment and (ii) assign to us the leases for 18 ERJ-170 aircraft (including three subject to new leases), all as described above. We anticipate that the purchase of assets will occur on or before July 31, 2005. With respect to the 10 purchased ERJ-170 aircraft, we will lease such aircraft back to US Airways at an agreed monthly rate until the aircraft can be transitioned to the Republic Airline certificate.

Expansion of Relationship with United Airlines

        In June 2005, we amended our agreement with United to provide for us to fly an additional five ERJ-170 aircraft as United Express flights. The addition of these five aircraft will bring the total number of ERJ-170 aircraft which we will operate for United to 28, including two spares. We expect the new aircraft to be placed into service between September and December 2005. We also agreed to remove from service two ERJ-145 aircraft, bringing the total number of such aircraft to seven.

Acquisition of Shuttle America Corporation

        On May 6, 2005, we acquired all of the issued and outstanding common stock of Shuttle America Corporation from an affiliate of our majority stockholder. The consideration for the transaction consisted of a promissory note payable by us to an affiliate of Wexford Capital in the aggregate principal amount of $1 million and our assumption of less than $0.7 million of Shuttle America's debt. Shuttle America currently operates 11 Saab 340 turboprops including two spares for United under a fixed-fee code-share agreement that expires December 31, 2005. We expect to phase out all of Shuttle America's turboprop operations by the end of 2005. The acquisition of Shuttle America provides us with increased flexibility to operate 70-seat aircraft. Shuttle America is currently operating ERJ-170 aircraft as United Express and will begin operating ERJ-170 aircraft.

        Because we acquired Shuttle America from an affiliate of our majority stockholder, we were required to give retroactive effect to our acquisition of Shuttle America during the periods covered by our supplemental combined consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 and as of March 31, 2005 and for the quarters ended March 31, 2004 and 2005 to reflect the business combination of Republic Airways and Shuttle America in a manner similar to a pooling of interests. The acquistion of Shuttle America had the effect of reducing our net income by approximately $5.9 million for the year ended December 31, 2004, increasing our net income by $0.3 million for the quarter ended March 31, 2005, and increasing our total stockholders' equity by $4.7 million at December 31, 2004 and $5.3 million at March 31, 2005. See "—Summary Supplemental Combined Consolidated Financial Information."

The Offering

Common stock offered by Republic Airways	7,750,000 shares
Common stock outstanding after the offering	40,304,637 shares(1)
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $92,023,375. We intend to use these net proceeds and available cash on hand for the purchase of commuter slots and the purchase of ERJ-170 aircraft and other related assets from US Airways Group, as well as other potential aircraft and asset acquisitions. See "Recent Developments—US Airways."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market symbol	"RJET"
Overallotment option	1,162,500 shares, subject to the underwriters' overallotment option, may be sold by us.

  (1)
  The number of shares outstanding after the offering:

  •
  excludes 2,685,983 shares of common stock reserved for issuance upon exercise of outstanding stock options held by employees and directors at a weighted average exercise price of $7.97 per share; and

  •
  excludes 3,435,000 shares of common stock reserved for issuance upon exercise of warrants granted to Delta (assuming it exercises all warrants under its code-share agreement) at an exercise price of $12.50 for 825,000 shares, at an exercise price of $13.00 for 396,000 shares, at an exercise price of $12.35 for 1,254,000 shares and at an exercise price of $11.60 for 960,000 shares.

Summary Supplemental Combined Consolidated Financial Information

        You should read this summary supplemental combined consolidated financial information together with the audited and unaudited supplemental combined consolidated financial statements and related notes incorporated by reference into this prospectus as described under "Incorporation By Reference" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus.

        Because we acquired Shuttle America from an affiliate of our majority stockholder, we were required to give retroactive effect to our acquisition of Shuttle America in our supplemental combined consolidated financial statements for the periods presented. The following summary supplemental combined consolidated financial information for each of the three fiscal years in the period ended December 31, 2004 and as of December 31, 2002, 2003 and 2004 have been derived from the audited supplemental combined consolidated financial statements for those periods incorporated by reference into this prospectus from our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2005. We derived the summary supplemental combined consolidated financial information as of March 31, 2005 and for the three-month periods ended March 31, 2004 and 2005 from our unaudited supplemental combined consolidated financial statements, which are incorporated by reference into this prospectus from our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2005. In the opinion of management, our unaudited supplemental combined condensed consolidated financial statements include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of that data. The supplemental combined consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Republic Airways appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, incorporated herein by reference. Subsequent to the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, we will file a Current Report on Form 8-K/A showing the recasted financial statements on an as-pooled basis, which will be the same as the supplemental combined consolidated financial statements incorporated herein by reference, and will replace our historical consolidated financial statements upon the effective date of the Current Report on Form 8-K/A.

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(In thousands, except share, per share and airline operating data)
Statement of Operations Data:
Total operating revenues	$352,024	$465,503	$589,885	$131,531	$188,338
Operating expenses:
Wages and benefits	63,572	86,949	112,305	26,769	31,956
Aircraft fuel	62,226	81,759	120,634	24,250	45,282
Passenger fees and commissions	7,925	6,254	2,939	1,001	—
Landing fees	12,369	17,695	21,831	5,098	6,369
Aircraft and engine rent	64,929	67,004	74,167	17,624	18,499
Maintenance and repair	43,441	53,475	70,290	16,182	18,345
Insurance and taxes	16,319	12,911	13,037	2,929	3,845
Depreciation and amortization	12,032	23,873	34,412	7,215	13,608
Impairment loss and accrued aircraft return costs	7,196	2,756	1,441	—	—
Other	32,444	30,116	47,484	9,822	13,894
Total operating expenses	322,453	382,792	498,540	110,890	151,798
Operating income	29,571	82,711	91,345	20,641	36,540
Other income (expense):
Interest expense	(12,868)	(22,789)	(28,464)	(6,391)	(12,725)
Other income	526	195	518	76	516

Total other income (expense)	(12,342)	(22,594)	(27,946)	(6,315)	(12,209)
Income before income taxes	17,229	60,117	63,399	14,326	24,331
Income tax expense	9,540	23,979	24,547	6,046	9,506
Net income	$7,689	$36,138	$38,852	8,280	14,825
Preferred stock dividends(1)	(413)	(170)
Net income available for common stockholders	$7,276	$35,968	$38,852	8,280	14,825
Net income available for common stockholders per share(2):
Basic	$0.36	$1.80	$1.66	$0.41	$0.50
Diluted	$0.35	$1.73	$1.62	$0.40	$0.49
Weighted average common shares outstanding(2):
Basic	20,000,000	20,000,000	23,349,613	20,000,000	29,785,423
Diluted	20,832,750	20,841,415	23,906,763	20,887,240	30,538,283
Other Financial Data:
Net cash from:
Operating activities	$42,710	$91,627	$116,827	$27,643	$38,667
Investing activities	$(34,552)	$(30,683)	$(102,424)	$(38,814)	$(30,288)
Financing activities	$(4,747)	$(45,093)	$9,282	$(8,659)	$65,058
Airline Operating Data:
Passengers carried	3,758,748	5,120,987	6,842,407	1,390,058	2,037,379
Revenue passenger miles(3)	1,523,201,642	2,319,261,441	3,062,940,174	641,948,835	961,686,332
Available seat miles(4)	2,535,087,476	3,665,876,102	4,618,042,586	1,070,754,855	1,439,645,753
Passenger load factor(5)	60.1%	63.3%	66.3%	60.0%	66.8%
Revenue per available seat mile(6)	$0.139	$0.127	$0.128	$0.123	$0.131
Cost per available seat mile(7)	$0.132	$0.111	$0.114	$0.110	$0.114
EBITDA(8)	$42,129	$106,779	$126,275	$27,932	$50,664
Average passenger trip length (miles)	405	453	448	462	472
Number of aircraft in service (end of period):
Embraer Regional Jets:
Owned	18	38	62	38	66
Leased	41	45	49	45	50
Saab Turboprops(9):
Owned	0	0	4	0	4
Leased	21	21	13	21	12

Total aircraft	80	104	128	104	132

				As of March 31, 2005
	As of December 31,
						As Further Adjusted(11)
	2002	2003	2004	Actual	As Adjusted(10)
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,684	$22,535	$46,220	$119,657	$9,657	$101,680
Aircraft and other equipment, net	301,905	549,009	984,512	1,085,607	1,313,307	1,313,307
Total assets	401,260	669,783	1,171,820	1,366,653	1,536,053	1,628,076
Long-term debt, including current maturities(12)	284,067	486,146	850,869	935,443	1,104,843	1,104,843
Redeemable preferred stock of subsidiary at redemption value	5,160	—	—	—	—	—
Total stockholders' equity	$31,270	$72,405	$174,651	$271,481	$271,481	$363,504

(1)
Preferred stock dividends represent dividends on 16.295828 shares of Series A redeemable preferred stock at a par value of $.01 per share issued by Chautauqua to an affiliate of our majority stockholder. The preferred stockholder was entitled to receive cumulative dividends equal to 10% per annum of the stated value of the preferred stock. The preferred stock, including accrued and unpaid dividends, was purchased and retired during 2003.

(2)
On June 4, 2002, our board of directors declared a 200,000:1 stock split. All per share amounts, numbers of shares and options outstanding in the consolidated financial statements have been adjusted for the stock split.

(3)
Revenue passengers multiplied by miles flown.

(4)
Passenger seats available multiplied by miles flown.

(5)
Revenue passenger miles divided by available seat miles.

(6)
Total airline operating revenues divided by available seat miles.

(7)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(8)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income or operating income as indicators of our financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs are our most significant cash expenditure.

The following represents a reconciliation of EBITDA to net cash from operating activities for the periods indicated (dollars in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
EBITDA	$42,129	$106,779	$126,275	$27,932	$50,664
Interest expense	(12,868)	(22,789)	(28,464)	(6,391)	(12,725)
Debt issue cost and other amortization	339	1,968	1,928	111	406
Warrant amortization	9	359	800	128	84
Loss on aircraft and other equipment disposals	193	1,079	1,151	117	58
Impairment loss and accrued aircraft return costs	7,196	2,756	1,441	—	—
Allowance for note receivable from affiliate	—	—	—	—	—
Amortization of deferred credits	(1,132)	(1,249)	(1,285)	(321)	(327)
Unrealized loss on fuel swaps	—	—	—	—	—
Stock compensation expense	213	214	214	53	53
Current income tax expense (benefit)	4,485	(237)	(520)	(379)	(1,001)
Changes in certain assets and liabilities:
Receivables	(481)	(7,124)	10,480	2,606	(4,332)
Inventories	715	(2)	(2,683)	(1,091)	(624)
Prepaid expenses and other current assets	(1,115)	1,057	(1,022)	(1,554)	(519)
Accounts payable	4,209	(4,405)	1,963	1,638	(3,997)
Accrued liabilities	1,805	14,937	11,370	5,575	12,685
Other assets	(2,987)	(1,716)	(4,821)	(781)	(1,758)

Net cash from operating activities	$42,710	$91,627	$116,827	$27,643	$38,667

(9)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and March 31, 2004, one as of December 31, 2004 and March 31, 2005 and one leased Saab 340 aircraft at December 31, 2002.

(10)
The as adjusted balance sheet gives effect to our transactions with US Airways (See "—Recent Developments") as if such transactions had occurred as of March 31, 2005.

(11)
The as further adjusted balance sheet gives effect to our transactions with US Airways and this offering at a price of $12.60 per share of our common stock and the use of proceeds therefrom as described under "Use of Proceeds" as if such transactions had occurred as of March 31, 2005.

(12)
Includes subordinated notes payable to an affiliate of $27,957 as of December 31, 2002 and $23,174 as of December 31, 2003.

RISK FACTORS

        Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all of the other information contained in and incorporated by reference into this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects could be materially adversely affected. Any adverse effect on our business, financial condition or results of operations could result in a decline in the trading price of our common stock and the loss of all or part of your investment.

Risks Related To Our Operations

We are dependent on our code-share relationships with our major partners.

        We depend on relationships created by our regional jet code-share agreements with US Airways, American, Delta and United for all of our passenger revenue. Any material modification to, or termination of, our code-share agreements with any of these partners could have a material adverse effect on our financial condition, results of our operations and the price of our common stock. Each of the code-share agreements contains a number of grounds for termination by our partners, including our failure to meet specified performance levels. In addition, American may terminate its code-share agreement without cause upon 180 days notice, provided such notice may not be given prior to September 30, 2008. If American terminates its code-share agreement for cause, it has the right to require us to assign to them our leases of all Embraer regional jets then operating under the code-share agreement or to lease such jets to them to the extent we own them. If American terminates our code-share agreement other than for cause, we have the right to require American to assume our leases of all Embraer regional jets, or to lease such jets from us to the extent we own them, then operating under the code-share agreement. Delta may partially or completely terminate its code-share agreement with respect to the ERJ-135/145 aircraft, with or without cause, on 180 days written notice at any time after November 2009, and may partially or completely terminate its code-share agreement with respect to the ERJ-170 aircraft, with or without cause, on 180 days written notice at any time after July 2012. If Delta exercises this right under either agreement or if we terminate either agreement for cause, we have the right to require Delta either to purchase, sublease or assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for Delta under that agreement. If we choose not to exercise this right, or if Delta terminates either agreement for cause, Delta may require us to sell or sublease to it or Delta may assume the lease of aircraft leased by us with respect to any of the aircraft we previously operated for them under that agreement. United may terminate its code-share agreement with respect to the ERJ-145 aircraft without cause on 18 months prior written notice, provided that such notice may not be given prior to December 31, 2007. If we wrongfully terminate our code-share agreement, breach certain provisions thereof or fall below certain minimum operating thresholds for three consecutive months or any six month period in a rolling 12 month period, United can assume our ownership or leasehold interests in the jets we operate for it.

        In addition, because substantially all of our passenger revenues are currently generated under the code-share agreements, if any one of them is terminated, our operating revenues and net income will be materially adversely affected unless we are able to enter into satisfactory substitute arrangements or, alternatively, fly under our own flight designator code, including obtaining the airport facilities and gates necessary to do so. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute arrangements would be as favorable to us as the current code-share agreements or that we could successfully fly under our own flight designator code.

        For the quarter ended March 31, 2005 and the year ended December 31, 2004, respectively, US Airways accounted for approximately 30% and 42% of our passenger revenues, Delta accounted for approximately 27% and 31% of our passenger revenues, American accounted for approximately 12% and 16% of our passenger revenues and United accounted for approximately 29% and 11% of our passenger revenues. We have granted to Delta warrants to purchase an aggregate of 3,435,000 shares of our common stock. The exercise prices of these warrants range from $11.60 to $13.00 per share. In addition, beyond the 16 aircraft we are contractually committed to place into service for Delta through 2006, Delta is entitled to a warrant to purchase 60,000 shares of our common stock for each additional aircraft we place into service for it. The exercise price of each of these warrants will be the lower of the then current market price of our common stock or the average of the closing prices of our common stock for the 30 days prior to such aircraft being placed into service.

Our code-share agreement with US Airways will be terminated if US Airways does not emerge from bankruptcy.

        US Airways is attempting to reorganize its business under Chapter 11 of the bankruptcy code. In its Annual Report on Form 10-K for the year ended December 31, 2004, US Airways reported that the potential adverse publicity associated with its Chapter 11 filings and the resulting uncertainty regarding US Airways' future prospects may hinder its ongoing business activities and its ability to operate, fund and execute its business plan.

        Except for $3.2 million which we reserved in the third quarter of 2004 for pre-petition claims, US Airways has performed under its code-share agreement since its Chapter 11 filing. The agreement was recently modified and assumed by US Airways. Among other things, our compensation with respect to the existing ERJ-145 fleet was reduced by 3%. If US Airways is unable to reorganize under Chapter 11 and liquidates its assets, the agreement would be terminated and we would remain responsible for lease payments on the aircraft previously utilized by US Airways. As a result, our financial condition, operating revenues and net income could be materially adversely affected unless we were able to enter into satisfactory substitute arrangements for the utilization of these aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly under our own flight designator code. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute code-share arrangements would be as favorable to us as the current code-share arrangement with US Airways, or that we could, in the alternative, successfully fly under our own flight designator code.

Our code-share agreements with United will be terminated if United does not emerge from bankruptcy.

        United is attempting to reorganize its business under Chapter 11 of the bankruptcy code. Under the terms of our code-share agreements with United, if United's plan of reorganization is not confirmed in its Chapter 11 bankruptcy or if its bankruptcy is converted to a liquidation under Chapter 7 of the bankruptcy code, then our code-share agreements with United will be terminated. If the agreements are terminated, we must still accept for delivery the aircraft which had not been delivered but that we would have flown for United. Although we are entitled to recoup certain expenses in connection with the aircraft, including certain fees paid to the manufacturer as well as our ownership costs of the aircraft for a transitional period of time, a termination of these agreements could have a material adverse effect on our financial condition, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of these aircraft by other code-share partners, or, alternatively, obtain the airport facilities and gates and make the other arrangements necessary to fly under our own flight designator code. We cannot assure you that we would be able to enter into substitute code-share arrangements, that any such substitute code-share arrangements would be as favorable to us as the current code-share arrangement with United, or that we could, in the alternative, successfully fly under our own flight designator code.

Republic Airline requires an operating certificate before it can commence flying operations.

        Republic Airline has applied for, but does not yet have, an operating certificate. This certificate is required before Republic Airline can commence flying. In October, 2004, in order to accommodate American with respect to its scope restrictions, we agreed to modify our agreement with American to preclude the continued use of larger regional jets on our Chautauqua Airlines Air Carrier Operating Certificate. We have also paid American an aggregate of approximately $500,000 through February 19, 2005, in connection with our operation of ERJ-170s for United through Chautauqua instead of Republic Airline. Additionally, we have agreed to pay approximately $39,000 per day to American for each day Chautauqua operates any ERJ-170s after April 21, 2005. These payments will continue until Chautauqua no longer operates ERJ-170 aircraft. Consequently, we will most likely pay this daily penalty through December 2005, which will aggregate approximately $9.9 million. Also, as agreed with American, Chautauqua is not permitted to fly more than eighteen ERJ-170 aircraft.

        On May 6, 2005, we acquired Shuttle America from an affiliate of our majority stockholder. On June 1, 2005, we began to transition the United Express ERJ-170 flights currently being operated by Chautauqua to Shuttle America, and we expect Shuttle America to fly additional ERJ-170s as United designates the routes to be flown. We expect that Republic Airline will receive its required certification on or before the end of September 2005. The certification process, however, is lengthy and complicated and we can give no assurance that we will meet this date. In addition, the FAA may limit how quickly we can transfer all ERJ-170 aircraft from Chautauqua to Republic Airline or Shuttle America. If Republic Airline does not receive its required certification and if the ERJ-170 aircraft are not transferred from Chautauqua to Republic Airline or Shuttle America, our financial condition, results of operations and price of our common stock could be materially adversely affected.

We may be unable to redeploy smaller aircraft removed from service in response to our code-share partners' demand for larger aircraft.

        Certain of our code-share partners have requested that we replace ERJ-145 and smaller aircraft with aircraft from the ERJ-170 family. Although none of our code-share agreements allow our partners to require this replacement, we typically strive to meet the needs of our partners. To the extent that we agree to remove an ERJ-145 or smaller aircraft from service, we must redeploy it in order to cover our carrying expenses for that aircraft. Our inability to redeploy aircraft that have been removed from service could materially adversely affect our financial condition, results of operations and the price of our common stock.

If the financial strength of any of our code-share partners decreases, our financial strength is at risk.

        We are directly affected by the financial and operating strength of our code-share partners. In the event of a decrease in the financial or operational strength of any of our code-share partners, such partner may be unable to make the payments due to us under its code-share agreement. In addition, it may reduce utilization of our aircraft to the minimum levels specified in the code-share agreements. US Airways and United have filed to reorganize their respective businesses under Chapter 11 of the bankruptcy code. Further, Delta has announced in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, that if it continues to experience significant losses, it will need to restructure through Chapter 11 bankruptcy. In January 2005, Delta announced fare reductions and the elimination of certain fare restrictions. Competing airlines have responded with similar changes to their fares. We believe that a prolonged "fare war" may adversely impact the financial and operating strength of Delta and our other code-share partners. In addition, it is possible that our code-share agreement with a code-share partner that files for reorganization under Chapter 11 of the bankruptcy code may not be assumed in bankruptcy and could be modified or terminated. Any such event could have an adverse effect on our operations and the price of our common stock. As of June 27, 2005, Standard & Poor's and Moody's, respectively, maintained ratings of WR and WR for US Airways, B- and Caa2 for AMR Corp., the parent of American, CC and Caa3 for Delta and D and WR for UAL Corp., the parent of United.

Our code-share partners may expand their direct operation of regional jets thus limiting the expansion of our relationships with them.

        We depend on major airlines like US Airways, American, Delta and United electing to contract with us instead of purchasing and operating their own regional jets. However, some major airlines own their own regional airlines and operate their own regional jets instead of entering into contracts with us or other regional carriers. For example, American and Delta have acquired many regional jets which they fly under their affiliated carriers, American Eagle, with respect to American, and Atlantic Southeast Airlines and Comair, with respect to Delta. In addition, US Airways is operating regional jets through its PSA subsidiary and its MidAtlantic Airways division. We have no guarantee that in the future our code-share partners will choose to enter into contracts with us instead of purchasing their own regional jets or entering into relationships with competing regional airlines. They are not prohibited from doing so under our code-share agreements. A decision by US Airways, American, Delta or United to phase out our contract based code-share relationships and instead acquire and operate their own regional jets or to enter into similar agreements with one or more of our competitors could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Any labor disruption or labor strikes would adversely affect our ability to conduct our business.

        All of our pilots and customer service employees and most of our flight attendants and dispatchers are represented by unions. Collectively, these employees represent approximately 74% of our workforce as of June 30, 2005. Although we have never had a work interruption or stoppage and believe our relations with our unionized employees are generally good, we are subject to risks of work interruption or stoppage and/or may incur additional administrative expenses associated with union representation of our employees. Our collective bargaining agreement with our flight attendant union is currently under federal mediation. We cannot accurately predict the outcome of any amendment negotiations. If we are unable to reach agreement with any of our unionized work groups on the amended terms of their collective bargaining agreements, we may be subject to work interruptions and/or stoppages. Any sustained work stoppages could adversely affect our ability to fulfill our obligations under our code-share agreements and could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

        Under the terms of our jet code-share agreement with US Airways, if we are unable to provide scheduled flights as a result of a strike by our employees, it is only required to pay us for certain fixed costs for specified periods. Under the terms of the code-share agreements with American, Delta and United, none of them are required to pay us any amounts during the period our employees are on strike and we are unable to provide scheduled flights. A sustained strike by our employees would require us to bear costs otherwise paid by our code-share partners.

        In addition, a labor disruption other than a union authorized strike may cause us to be in material breach of our code-share agreements, all of which require us to meet specified flight completion levels during specified periods. Our code-share partners have the right to terminate their code-share agreements if we fail to meet these completion levels.

Our current growth plans may be materially adversely affected by substantial risks, some of which are outside of our control.

        In addition to the 28 Embraer ERJ-170 aircraft which we will begin to transition from US Airways beginning in September 2005, we plan to acquire at least an additional 20 Embraer ERJ-170 regional jets by the end of 2006, 15 of which are subject to firm orders and five of which are subject to conditional firm orders. We have financing commitments in place for all of these firm orders and conditional firm orders. If we are incorrect in our assessment of the profitability and feasibility of our growth plans, if circumstances change in a way that was unforeseen by us or if we are unable to consummate financing for these aircraft, we may not be able to grow as planned.

        Under our code-share agreements, we are obligated to place in service an additional 48 Embraer regional jets through 2006 at an aggregate cost (excluding the cost of acquiring the aircraft) to us of approximately $11.3 million. These costs, which are related to the acquisition of these aircraft, include the acquisition of related additional ground and maintenance facilities and support equipment, the employment of approximately 1,300 additional employees and the integration of those aircraft, facilities and employees into our existing operations.

        As of June 30, 2005, we had conditional firm orders or options to purchase an aggregate of 90 regional jets from Embraer, in addition to the 28 regional jets we will fly for US Airways and the 20 regional jets we will fly for Delta and United. If we choose to exercise options to purchase aircraft from Embraer prior to obtaining a commitment from existing or future code-share partners to place the aircraft in service, we will be obligated to purchase the aircraft from Embraer and to bear the cost of operation even if we cannot place the aircraft in service with a code-share partner, which could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

        Our ability to manage our growth effectively and efficiently requires us to continue to forecast accurately our equipment needs and human resources and to continue to expend funds to improve our operating, financial and management controls, reporting systems, procurement process and procedures. In addition, we must effectively expand, train and manage our employee base, which could be costly. Our growth will place a significant strain on our management and other corporate resources. If we are unable to manage our anticipated growth effectively and efficiently, our business could be harmed.

        Our growth plans may be adversely affected by our code-share agreements with American and Delta. Our American agreement requires us to provide regional airline services exclusively for American at its St. Louis hub and within 50 statute miles of that hub. This agreement also prohibits us from providing competing regional hub services at Memphis, Nashville and Kansas City and means that, without American's consent, we are prohibited from operating flights under our own flight designator code or on behalf of any other air carrier providing "hub" services in or out of these airports. Chautauqua's Delta agreement prohibits it from conducting code-share flying into several major metropolitan airports, except under its existing code-share agreements with American and US Airways. Pursuant to the terms of Chautauqua's code-share agreement with Delta, it is prohibited from operating aircraft other than for Delta except for (1) those it operates for its existing code-share partners, (2) the additional aircraft it may operate under its existing agreements and (3) aircraft subject to other limited exceptions. Furthermore, pursuant to the terms of our code-share agreements with United, except for our current code-share flying, we are prohibited from operating 50 seat or larger regional jets or turboprops from United's current hub airports. United's hub airports are Denver, Washington Dulles, Los Angeles, Chicago O'Hare, Seattle and San Francisco.

We have substantial financial commitments to US Airways.

        As previously publicly disclosed and as disclosed in "Prospectus Summary—Recent Developments—US Airways", we have entered into an investment agreement with US Airways which obligates us to purchase commuter slots and regional jets from US Airways upon its exercise of an option, which option it exercised on June 23, 2005. The cost of the commuter slot purchase is approximately $51.7 million, the purchase price of the aircraft, excluding assumed debt of approximately $169.4 million, is approximately $44.0 million and the purchase price of other related assets is approximately $14.3 million. In addition, we will assume the leases of additional aircraft, which leases include approximately $270.0 million of lease obligations.

Our code-share partners may be restricted in increasing the level of business that they conduct with us, thereby limiting our growth.

        In general, the pilots' unions of certain major airlines have negotiated collective bargaining agreements that restrict the number and/or size of regional aircraft that a particular carrier may operate. A "scope" clause in US Airways' current collective bargaining agreement with its pilots prevents US Airways from using more than 465 regional jets not flown by its pilots in its operations. For purposes of this scope restriction, a regional jet is defined as any aircraft configured with 78 or fewer seats. The "scope" clause prevents US Airways from using more than 80 97-seat aircraft not flown by US Airways or its subsidiaries, of which only 25 can be ERJ-190s on an outsourced basis. We cannot assure you that, except as contemplated in "Prospectus Summary—Recent Developments—US Airways," US Airways will contract with us to fly any additional aircraft. Our ability to participate in additional regional jet flying for US Airways is subject to the further limitation that we employ furloughed US Airways pilots. Our utilization of US Airways pilots was approved by our pilots union, however, they limited their approval to 32 additional aircraft for US Airways which, net of the five ERJ-145 regional jets we are removing from service, will include the 28 ERJ-170s which we will transition from US Airways beginning in September 2005. A "scope" clause in American's current collective bargaining agreement with its pilots limits it from operating regional jets having 51 or more seats. A "scope" clause in Delta's current collective bargaining agreement with its pilots restricts it from operating regional jets having more than 70 seats and limits it from operating more than 125, or under certain circumstances, 150, regional jets having 70 seats. United's "scope" limitations restrict it from operating aircraft configured with more than 70 seats or any aircraft weighing more than 83,000 pounds.

        American's "scope" limitations further limit its code-share partners from operating regional jets with 51 or more seats even for partners other than American. Delta's "scope" limitations restrict its partners from operating aircraft with over 70 seats even if those aircraft are operated for an airline other than Delta. Neither US Airways nor United have similar "scope" limits on the size of aircraft we can operate for another partner.

        We cannot assure you that these "scope" clauses will not become more restrictive in the future. Any additional limit on the number of regional jets we can fly for our code-share partners could have a material adverse effect on our expansion plans and the price of our common stock.

Our fleet expansion program will require a significant increase in our leverage and the financing we require may not be available on favorable terms or at all.

        The airline business is very capital intensive and, as a result, many airline companies are highly leveraged. During the quarter ended March 31, 2005 and the year ended December 31, 2004, our mandatory debt service payments totaled $9.7 million and $50.2 million, respectively, and our mandatory lease payments totaled $19.3 million and $76.8 million, respectively. We have significant lease obligations with respect to our aircraft, which aggregated approximately $830.3 million at March 31, 2005 and $793.0 million at December 31, 2004. Our current growth strategy involves the acquisition of 48 more Embraer regional jets through 2006, 28 of which we are acquiring from US Airways, and all of which we will place in service for US Airways, Delta and United under our existing code-share agreements with them. Embraer's current aggregate list price for the other 20 Embraer regional jets is approximately $537.3 million. We expect to lease or otherwise acquire on credit a substantial portion of these Embraer regional jets, which will increase significantly our mandatory lease and debt service payments.

        There can be no assurance that our operations will generate sufficient cash flow to make such payments or that we will be able to obtain financing to acquire the additional aircraft or make other capital expenditures necessary for our expansion. If we default under our loan or lease agreements, the lender/lessor has available extensive remedies, including, without limitation, repossession of the respective aircraft and other assets and, in the case of large creditors, the effective ability to exert control over how we allocate a significant portion of our revenues. Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our financial condition, results of operations and the price of our common stock in many ways, including:

  •
  increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

  •
  limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

  •
  adversely affecting our ability to respond to changing business or economic conditions or continue our growth strategy.

        If we need funds and cannot raise them on acceptable terms, or at all, we may be unable to realize our current plans or take advantage of unanticipated opportunities and could be required to slow or stop our growth.

We depend on Embraer to supply us with the aircraft we require to expand.

        As of June 30, 2005, we were obligated under our code-share agreements to place an additional 48 Embraer regional jets in service through 2006, including the 28 Embraer regional jets which we are acquiring from US Airways. The remaining 20 regional jets are subject to 15 firm orders and five are subject to conditional firm orders. We have financing commitments in place for all of these aircraft, which will be placed into service with Delta and United. We also have 90 conditional firm orders and options to acquire regional jets that are exercisable through September 2007. The conditional firm orders expire beginning on September 30, 2005. We are dependent on Embraer as the manufacturer of all of these jets. Our risks in relying on a single manufacturer include:

  •
  the possibility that Embraer could refuse, or may not be financially able, to perform its obligations under the purchase agreement for the delivery of the regional jets;

  •
  a fire, strike or other event could occur that affects Embraer's ability to completely or timely fulfill its contractual obligations;

  •
  the failure or inability of Embraer to provide sufficient parts or related support services on a timely basis;

  •
  the interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for these aircraft;

  •
  the issuance of FAA directives restricting or prohibiting the use of Embraer regional jets or requiring time-consuming inspections and maintenance; and

  •
  the adverse public perception of a manufacturer as a result of an accident or other adverse publicity.

        Any disruption or change in the delivery schedule of these Embraer regional jets would affect our overall operations and our ability to fulfill our obligations under our code-share agreements.

        Further, ERJ-170 aircraft began operating in the commercial airline market in February 2004. As a new product, these aircraft have been, and may continue to be, subject to unforeseen manufacturing and/or reliability issues.

        Our operations could be materially adversely affected by the failure or inability of Embraer or any key component manufacturers to provide sufficient parts or related support services on a timely basis or by an interruption of fleet service as a result of unscheduled or unanticipated maintenance requirements for our aircraft.

Reduced utilization levels of our aircraft under the fixed-fee agreements would adversely impact our revenues and earnings.

        Our agreements with US Airways, American, Delta and United require each of them to schedule our aircraft to a minimum level of utilization. However, the aircraft have historically been utilized more than the minimum requirement. Even though the fixed-fee rates adjust, either up or down, based on scheduled utilization levels or require a fixed amount per day to compensate us for our fixed costs, if our aircraft are underutilized (including taking into account the stage length and frequency of our scheduled flights) we will likely lose both the opportunity to recover a margin on the variable costs of flights that would have been flown if our aircraft were more fully utilized and the opportunity to earn incentive compensation on such flights.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, will directly impact our earnings.

        Labor costs constitute a significant percentage of our total operating costs, and we have experienced pressure to increase wages and benefits for our employees. Under our code-share agreements, our reimbursement rates contemplate labor costs that increase on a set schedule generally tied to an increase in the consumer price index or the actual increase in the contract. We are entirely responsible for our labor costs, and we may not be entitled to receive increased payments for our flights if our labor costs increase above the assumed costs included in the reimbursement rates. As a result, a significant increase in our labor costs above the levels assumed in our reimbursement rates could result in a material reduction in our earnings. We have collective bargaining agreements with our pilots, customer service employees, and the majority of our flight attendants and dispatchers; our flight attendants agreement is currently amendable and under negotiation. Our customer service agents, pilots and dispatchers agreements are amendable in December 2005, October 2007 and February 2007, respectively. We cannot assure you that future agreements with our employees' unions will be on terms in line with our expectations or comparable to agreements entered into by our competitors, and any future agreements may increase our labor costs and reduce both our income and our competitiveness for future business opportunities.

Our business could be harmed if we lose the services of our key personnel.

        Our business depends upon the efforts of our chief executive officer, Bryan Bedford, and our other key management and operating personnel. American can terminate its code-share agreement if we replace Mr. Bedford without its consent, which cannot be unreasonably withheld. We may have difficulty replacing management or other key personnel who leave and, therefore, the loss of the services of any of these individuals could harm our business. We maintain a "key man" life insurance policy in the amount of $10 million for Mr. Bedford, but this amount may not adequately compensate us in the event we lose his services.

We may experience difficulty finding, training and retaining employees.

        Our business is labor intensive. We intend to hire a large number of pilots, flight attendants, maintenance technicians and other personnel associated with our expansion plans.

        The airline industry has from time to time experienced a shortage of qualified personnel, specifically pilots and maintenance technicians. In addition, as is common with most of our competitors, we have, from time to time, faced considerable turnover of our employees. Although our employee turnover has decreased significantly since September 11, 2001, our pilots, flight attendants and maintenance technicians sometimes leave to work for larger airlines, which generally offer higher salaries and more extensive benefit programs than regional airlines are financially able to offer. Should the turnover of employees, particularly pilots and maintenance technicians, sharply increase, the result will be significantly higher training costs than otherwise would be necessary. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our expansion plans or to replace departing employees. If we are unable to hire and retain qualified employees at a reasonable cost, we may be unable to complete our expansion plans, which could materially adversely affect our financial condition, results of operations and the price of our common stock.

We are at risk of losses stemming from an accident involving any of our aircraft.

        While we have never had a crash over our 30 year history, it is possible that one or more of our aircraft may crash or be involved in an accident in the future, causing death or injury to individual air travelers and our employees and destroying the aircraft and the property of third parties.

        In addition, if one of our aircraft were to crash or be involved in an accident we would be exposed to significant tort liability. Such liability could include liability arising from the claims of passengers or their estates seeking to recover damages for death or injury. There can be no assurance that the insurance we carry to cover such damages will be adequate. Accidents could also result in unforeseen mechanical and maintenance costs. In addition, any accident involving an aircraft that we operate could create a public perception that our aircraft are not safe, which could result in air travelers being reluctant to fly on our aircraft and a decrease in revenues. Such a decrease could materially adversely affect our financial condition, results of operations and the price of our common stock.

Wexford Capital has significant influence over our affairs by virtue of their significant ownership of our common stock, and they may make decisions with which you disagree.

        WexAir LLC, which is owned by several investment funds managed by Wexford Capital, on a fully diluted basis owns beneficially approximately 59.4% of the outstanding shares of our common stock prior to this offering and will own beneficially approximately 47.9% of such shares after this offering. As a result of their significant level of ownership, Wexford Capital and its affiliates will have significant influence over matters affecting us, including the election of directors as long as they own or control a significant percentage of our common stock. They may make decisions which you and other stockholders will not be able to affect by voting your shares.

We may have conflicts of interest with Wexford Capital, and because of their significant ownership, we may not be able to resolve these conflicts on an arm's length basis.

        Wexford Capital and its affiliates are actively engaged in the airline business. Conflicts of interest may in the future arise between Wexford Capital and its affiliates, on the one hand, and us, on the other hand, in a number of areas relating to our business and our past and ongoing relationships. Factors that may create a conflict of interest between Wexford Capital and us include the following:

  •
  As reflected in "Prospectus Summary—Recent Developments—Acquisition of Shuttle America Corporation," on May 6, 2005, we acquired Shuttle America from an affiliate of Wexford Capital, in connection with which we executed a $1 million promissory note in favor of such affiliate of Wexford Capital and assumed less than $0.7 million of Shuttle America's debt. In addition, for Wexford Capital's assistance in structuring the investment agreement with US Airways, we agreed to pay Wexford Capital $500,000 upon US Airway's emergence from bankruptcy as well as the payment of Wexford Capital's expenses, including the payment of up to approximately $850,000 to an unrelated third party consultant retained by us and Wexford Capital;

  •
  Wexford Capital may in the future make significant investments in other airline companies that directly compete with us;

  •
  sales or distributions by WexAir LLC of all or any portion of its ownership interest in us; and

  •
  several of our directors also are directors, managing members or general partners of Wexford Capital and its affiliates.

        Wexford Capital is under no obligation to resolve any conflicts that might develop between it and its affiliates and us in a manner that is favorable to us and we cannot guarantee that such conflicts will not result in harmful consequences to our business or future prospects. In addition, Wexford Capital and its affiliates are not obligated to advise us of any investment or business opportunities of which they are aware, and they are not contractually restricted or prohibited from competing with us. We have specifically renounced in our certificate of incorporation any interest or expectancy that Wexford Capital and its affiliates, including its directors and officers, will offer to us any investment or business opportunity of which they are aware.

Risks Associated With The Airline Industry

The airline industry is highly competitive.

        Within the airline industry we not only compete with other regional airlines, some of which are owned by or operated as code-share partners of major airlines, but we also face competition from low-fare airlines and major airlines on many of our routes, including carriers that fly point to point instead of to or through a hub. Other low-fare carriers serve the Indianapolis International Airport, which results in significant price competition in the Indianapolis market, one of our major markets. Competition in the eastern United States markets, which we service from US Airways' hubs in New York, Boston, Philadelphia and Washington, D.C. and from Delta's hub in Orlando is particularly intense, due to the large number of carriers in those markets.

        In addition, some of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, federal deregulation of the industry allows competitors to rapidly enter our markets and to quickly discount and restructure fares. The airline industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats.

        In addition to traditional competition among airlines, the industry faces competition from video teleconferencing and other methods of electronic communication. New advances in technology may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

Continued high fuel costs would harm the airline industry.

        Fuel costs constitute a substantial portion of the total operating expenses of the airline industry. There have been significant increases in fuel costs and continued high fuel costs such as those which have been experienced to date in 2005 would harm the airline industry's financial condition and results of operations. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues, supply and demand and other factors. Fuel availability is also affected by demand for home heating oil, gasoline and other petroleum products. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. Further, in the event of a fuel supply shortage or further increases in fuel prices, a curtailment of scheduled service could result.

The airline industry has been subject to a number of strikes which could affect our business.

        The airline industry has been negatively impacted by a number of labor strikes. Any new collective bargaining agreement entered into by other regional carriers may result in higher industry wages and increase pressure on us to increase the wages and benefits of our employees. Furthermore, since each of our code-share partners is a significant source of revenue, any labor disruption or labor strike by the employees of any one of our code-share partners could have a material adverse effect on our financial condition, results of operations and the price of our common stock.

Airlines are often affected by certain factors beyond their control, including weather conditions which can affect their operations.

        Generally, revenues for airlines depend on the number of passengers carried, the fare paid by each passenger and service factors, such as the timeliness of departure and arrival. During periods of fog, ice, low temperatures, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Under our fixed-fee code-share agreements, we are partially protected against cancellations due to weather or air traffic control, although these factors may affect our ability to receive incentive payments for flying more than the minimum number of flights specified in our code-share agreements. Should we enter into pro-rate revenue sharing agreements in the future we will not be protected against weather or air traffic control cancellations and our revenues could suffer as a result.

The airline industry has recently gone through a period of consolidation and transition; consequently, we have fewer potential partners.

        Since 1978 and continuing to the present, the airline industry has undergone substantial consolidation, and it may in the future undergo additional consolidation. For example, in April 2001, American acquired the majority of Trans World Airlines, Inc.'s assets. Our relationship with American resulted from this transaction. Other recent developments include the domestic code-share alliance between United and US Airways, and a similar new relationship among Delta, Continental and Northwest. We, as well as our code-share partners, routinely monitor changes in the competitive landscape and engage in analysis and discussions regarding our strategic position, including potential alliances and business combination transactions. Further consolidation could limit the number of potential partners with whom we could enter into code-share relationships. Any additional consolidation or significant alliance activity within the airline industry could materially adversely affect our relationship with our code-share partners.

The airline industry is heavily regulated.

        Airlines are subject to extensive regulatory and legal compliance requirements, both domestically and internationally, that involve significant costs. In the last several years, the FAA has issued a number of directives and other regulations relating to the maintenance and operation of aircraft that have required us to make significant expenditures. FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement, commuter aircraft safety and increased inspection and maintenance procedures to be conducted on older aircraft.

        We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not significantly increase our costs of doing business.

        The FAA has the authority to issue mandatory orders relating to, among other things, the grounding of aircraft, inspection of aircraft, installation of new safety related items and removal and replacement of aircraft parts that have failed or may fail in the future. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our Embraer regional jets, for any reason, could negatively impact our results of operations.

        In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations. From time to time, various airports throughout the country have considered limiting the use of smaller aircraft, such as Embraer regional jets, at such airports. The imposition of any limits on the use of Embraer regional jets at any airport at which we operate could interfere with our obligations under our code-share agreements and severely interrupt our business operations.

        Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. For instance, "passenger bill of rights" legislation was introduced in Congress that, if enacted, would have, among other things, required the payment of compensation to passengers as a result of certain delays and limited the ability of carriers to prohibit or restrict usage of certain tickets. This legislation is not currently active but if it is reintroduced, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. In addition, as a result of the terrorist attacks in New York and Washington, D.C. in September 2001, the FAA and the Transportation Security Administration (TSA) have imposed stringent security requirements on airlines. We cannot predict what other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our financial condition, results of operations and the price of our common stock.

Risks Related To Our Common Stock

Our stock price is volatile.

        Since our common stock began trading on The Nasdaq National Market on May 27, 2004, the market price of our common stock has ranged from a low of $8.15 to a high of $15.00 per share. The market price of our common stock may continue to fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

  •
  announcements concerning our code-share partners, competitors, the airline industry or the economy in general;

  •
  strategic actions by us, our code-share partners or our competitors, such as acquisitions or restructurings;

  •
  media reports and publications about the safety of our aircraft or the aircraft types we operate;

  •
  new regulatory pronouncements and changes in regulatory guidelines;

  •
  general and industry specific economic conditions;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  sales of our common stock or other actions by investors with significant shareholdings or our code-share partners; and

  •
  general market conditions.

        The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

        In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management's attention and resources and harm our business.

Future sales of our common stock by our stockholders could depress the price of our common stock.

        Sales of a large number of shares of our common stock, the availability of a large number of shares for sale, or sales of shares of our common stock by Wexford Capital and/or its affiliates or Delta could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. We have 32,554,637 shares of common stock outstanding as of July 18, 2005. Our principal stockholder, Delta and our directors and executive officers are subject to agreements with the underwriters of this offering that restrict their ability to transfer their stock until 90 days following the date of this prospectus with certain exceptions, including the ability of certain executive officers to sell up to 162,500 shares of common stock under their existing 10b-5(1) plans. Merrill Lynch, on behalf of the underwriters, may, in its sole discretion and at any time, waive the restrictions on transfer in these agreements during this period. After these agreements expire, all of these shares will be eligible for sale in the public market.

Our incorporation documents and Delaware law have provisions that could delay or prevent a change in control of our company, which could negatively affect your investment.

        In addition to the fact that Wexford Capital, through its affiliates, will beneficially own approximately 47.9% of our common stock following this offering, our certificate of incorporation and bylaws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. Some of these provisions:

  •
  authorize the issuance of up to 5,000,000 shares of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as "blank check" preferred stock, with rights senior to those of our common stock;

  •
  limit the persons who can call special stockholder meetings;

  •
  provide that a supermajority vote of our stockholders is required to amend our certificate of incorporation or bylaws; and

  •
  establish advance notice requirements to nominate directors for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings.

        These and other provisions in our incorporation documents and Delaware law could allow our board of directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members. Because our board of directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them.

Our charter documents include provisions limiting voting by foreign owners.

        Our certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States if the number of such shares would exceed applicable foreign ownership restrictions. U.S. law currently requires that no more than 25% of the voting stock of our company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States.

USE OF PROCEEDS

        The net proceeds we will receive from the sale of the 7,750,000 shares of common stock offered by us, at an offering price of $12.60 per share, and after deducting estimated underwriting discounts and offering expenses, are estimated to be $92,023,375.

        We currently intend to use the net proceeds of this offering and available cash on hand for the purchase of commuter slots and the purchase of ERJ-170 aircraft and other related assets from US Airways Group, as well as other potential aircraft and asset acquisitions. We anticipate that the purchase of the US Airways assets will occur on or before July 31, 2005. See "Prospectus Summary—Recent Developments—US Airways."

        Pending such utilization, we intend to invest the proceeds in short-term, investment grade, interest-bearing securities.

PRICE RANGE OF COMMON STOCK

        Our common stock began trading on The Nasdaq National Market on May 27, 2004 and is traded under the symbol "RJET." Prior to that date, there was no public market for our common stock. The following table sets forth the high and low sales prices of our common stock for the periods indicated.

	High	Low
Year Ended December 31, 2004
Second Quarter (beginning May 27, 2004)	$15.00	$11.58
Third Quarter	14.08	8.37
Fourth Quarter	13.54	8.15
Year Ending December 31, 2005
First Quarter	14.65	10.51
Second Quarter	14.69	11.17
Third Quarter (through July 18, 2005)	14.72	12.51

        As of July 18, 2005, there were 45 stockholders of record of our common stock.

        The last reported sale price of our common stock on The Nasdaq National Market on July 18, 2005 was $12.82 per share.

DIVIDEND POLICY

        We have never paid dividends on our common stock. We intend, however, to pay dividends out of legally available funds, as determined by our Board of Directors, commencing no earlier than the 2005 calendar year. As a holding company, we would only be able to pay dividends from funds received from Chautauqua, Republic Airline, Shuttle America and any other subsidiaries we may have. Chautauqua's credit facility does not limit its ability to pay dividends to us unless Chautauqua is in default thereunder.

CAPITALIZATION

        The following table sets forth our capitalization at March 31, 2005, as adjusted to show the effect of our transactions with US Airways (see "Prospectus Summary—Recent Developments—US Airways"), and as further adjusted to give effect to our transactions with US Airways and the sale of the 7,750,000 shares of common stock offered by us at an offering price of $12.60 per share, and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our supplemental combined consolidated financial statements, including the notes thereto, incorporated by reference into this prospectus.

	As of March 31, 2005
	Actual	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents	$119,657	$9,657	$101,680

Long-term debt, including current maturities	935,443	1,104,843	1,104,843
Stockholders' equity:
Common stock, $.001 par value; one vote per share; 75,000,000 shares authorized; 32,458,756 shares issued and outstanding actual and as adjusted; and 40,208,756 shares issued and outstanding as further adjusted(1)	32	32	40
Additional paid-in capital	168,322	168,322	260,337
Warrants	8,574	8,574	8,574
Accumulated other comprehensive loss	(3,371)	(3,371)	(3,371)
Accumulated earnings	97,924	97,924	97,924

Total stockholders' equity	$271,481	$271,481	$363,504

Total capitalization	$1,206,924	$1,376,324	$1,468,347

(1)
The total number of our shares of common stock outstanding after this offering is based on 32,458,756 shares issued and outstanding on March 31, 2005. This number of issued and outstanding shares:

•
excludes 2,781,864 shares of common stock reserved for issuance upon exercise of outstanding stock options held by employees and directors at a weighted average exercise price of $7.76 per share at March 31, 2005; and

•
excludes 3,435,000 shares of common stock reserved for issuance upon exercise of warrants granted to Delta (assuming it exercises all warrants under its code-share agreement) at an exercise price of $12.50 for 825,000 shares, at an exercise price of $13.00 for 396,000 shares, at an exercise price of $12.35 for 1,254,000 shares and at an exercise price of $11.60 for 960,000 shares.

SELECTED SUPPLEMENTAL COMBINED CONSOLIDATED FINANCIAL INFORMATION

        Because we acquired Shuttle America from an affiliate of our majority stockholder, we were required to give retroactive effect to our acquisition of Shuttle America in our supplemental combined financial statements for the periods presented. The following table sets forth our selected supplemental combined consolidated financial and airline operating information with respect to the periods indicated. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our supplemental combined consolidated financial statements, including the notes thereto, incorporated by reference into this prospectus from our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2005. The selected supplemental combined consolidated financial data for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 have been derived from our supplemental combined consolidated financial statements, which statements have been audited by our independent registered public accounting firm. The airline operating data set forth below is unaudited. The selected supplemental combined consolidated financial information for the three months ended March 31, 2004 and 2005 have been derived from our unaudited supplemental combined condensed consolidated financial statements, which are incorporated by reference into this prospectus from our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2005, and which, in our opinion, have been prepared on the same basis as the audited supplemental combined consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of that data. The supplemental combined consolidated financial statements should be read in conjunction with the historical consolidated financial statements of Republic Airways appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, incorporated herein by reference. Subsequent to the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, we will file a Current Report on Form 8-K/A showing the recasted financial statements on an as-pooled basis, which will be the same as the supplemental combined consolidated financial statements incorporated herein by reference, and will replace our historical consolidated financial statements upon the effective date of the Current Report on Form 8-K/A. Our results of operations for the three months ended March 31, 2005, are not necessarily indicative of results to be achieved for the full year ended December 31, 2005.

Selected Supplemental Combined Consolidated Financial Information

	Years Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except share, per share and airline operating data)
Statement of Operations Data:
Operating revenues:
Passenger	$145,850	$236,843	$$349,036	$452,566	$579,950	$127,719	$183,352
Contract termination fee	—	—	—	6,000	—	—	—
Charter, ground handling and other revenue	1,627	1,801	2,988	6,937	9,935	3,812	4,986

Total operating revenues	147,477	238,644	352,024	465,503	589,885	131,531	188,338

Operating expenses:
Wages and benefits	30,782	45,107	63,572	86,949	112,305	26,769	31,956
Aircraft fuel	22,192	39,042	62,226	81,759	120,634	24,250	45,282
Passenger fees and commissions	12,883	11,065	7,925	6,254	2,939	1,001	—
Landing fees	3,753	7,091	12,369	17,695	21,831	5,098	6,369
Aircraft and engine rent	22,903	46,160	64,929	67,004	74,167	17,624	18,499
Maintenance and repair	19,667	34,069	43,441	53,475	70,290	16,182	18,345
Insurance and taxes	2,822	5,710	16,319	12,911	13,037	2,929	3,845
Depreciation and amortization	4,110	7,783	12,032	23,873	34,412	7,215	13,608
Impairment loss and accrued aircraft return costs	—	8,100	7,196	2,756	1,441	—	—
Other	21,143	26,710	32,444	30,116	47,484	9,822	13,894
Stabilization Act (compensation)	—	(7,640)	—	—	—	—	—

Total operating expenses	140,255	223,197	322,453	382,792	498,540	110,890	151,798

Operating income	7,222	15,447	29,571	82,711	91,345	20,641	36,540
Other income (expense):
Interest expense	(3,550)	(6,227)	(12,868)	(22,789)	(28,464)	(6,391)	(12,725)
Other income	1,792	1,607	526	195	518	76	516

Total other income (expense)	(1,758)	(4,620)	(12,342)	(22,594)	(27,946)	(6,315)	(12,209)

Income before income taxes	5,464	10,827	17,229	60,117	63,399	14,326	24,331
Income tax expense	2,942	4,760	9,540	23,979	24,547	6,046	9,506

Net income	2,522	6,067	7,689	36,138	38,852	8,280	14,825
Preferred stock dividends(1)	(255)	(418)	(413)	(170)		—	—

Net income available for common stockholders	$2,267	$5,649	$7,276	$35,968	$38,852	$8,280	$14,825

Net income available for common stockholders per share(2):
Basic	$0.11	$0.28	$0.36	$1.80	$1.66	$0.41	$0.50

Diluted	$0.11	$0.27	$0.35	$1.73	$1.62	$0.40	$0.49

Weighted average common shares outstanding(2):
Basic	20,000,000	20,000,000	20,000,000	20,000,000	23,349,613	20,000,000	29,785,423
Diluted	20,000,000	20,689,886	20,832,750	20,841,415	23,906,763	20,887,240	30,538,283
Other Financial Data:
Net cash from:
Operating activities	$6,710	$22,956	$42,710	$91,627	$116,827	$27,643	$38,667
Investing activities	$(10,812)	$(12,690)	$(34,552)	$(30,683)	$(102,424)	$(38,814)	$(30,288)
Financing activities	$3,975	$(7,383)	$(4,747)	$(45,093)	$9,282	$(8,659)	$65,058
Airline Operating Data:
Passengers carried	1,280,884	2,240,822	3,758,748	5,120,987	6,842,407	1,390,058	2,037,379
Revenue passenger miles(3)	463,050,021	880,569,802	1,523,201,642	2,319,261,441	3,062,940,174	641,948,835	961,686,332
Available seat miles(4)	869,629,172	1,649,171,823	2,535,087,476	3,665,876,102	4,618,042,586	1,070,754,855	1,439,645,753
Passenger load factor(5)	53.2%	53.4%	60.1%	63.3%	66.3%	60.0%	66.8%
Revenue per available seat mile(6)	$0.170	$0.145	$0.139	$0.127	$0.128	$0.123	$0.131
Cost per available seat mile(7)	$0.165	$0.139	$0.132	$0.111	$0.114	$0.110	$0.114
EBITDA(8)	$13,124	$24,837	$42,129	$106,779	$126,275	$27,932	$50,664
Average passenger trip length (miles)	362	393	405	453	448	462	472
Number of aircraft in service (end of period):
Embraer Regional Jets:
Owned	—	7	18	38	62	38	66
Leased	18	38	41	45	49	45	50
Saab Turboprops(9):
Owned	2	2	0	0	4	0	4
Leased	24	23	21	21	13	21	12
Jetstream 31 (Leased)	15	—	—	—	—	—	—

Total aircraft	59	70	80	104	128	104	132

	As of December 31,					As of March 31, 2005
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$389	$3,272	$6,684	$22,535	$46,220	$2,705	$119,657
Aircraft and other equipment, net	25,529	133,810	301,905	549,009	984,512	543,799	1,085,607
Total assets	72,601	204,802	401,260	669,783	1,171,820	691,273	1,366,653
Long-term debt, including current maturities(10)	32,885	131,350	284,067	486,146	850,869	457,698	935,443
Redeemable preferred stock of subsidiary at redemption value	4,329	4,747	5,160	—	—	—	—
Total stockholders' equity	$4,053	$9,792	$31,270	$72,405	$174,651	$81,711	$271,481

(1)
Preferred stock dividends represent dividends on 16.295828 shares of Series A redeemable preferred stock at a par value of $.01 per share issued by Chautauqua to an affiliate of our majority stockholder. The preferred stockholder was entitled to receive cumulative dividends equal to 10% per annum of the stated value of the preferred stock. The preferred stock, including accrued and unpaid dividends, was purchased and retired during 2003.

(2)
On June 4, 2002, our board of directors declared a 200,000:1 stock split. All per share amounts, numbers of shares and options outstanding in the consolidated financial statements have been adjusted for the stock split.

(3)
Revenue passengers multiplied by miles flown.

(4)
Passenger seats available multiplied by miles flown.

(5)
Revenue passenger miles divided by available seat miles.

(6)
Total airline operating revenues divided by available seat miles.

(7)
Total operating and interest expenses divided by available seat miles. Total operating and interest expenses is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to total operating expenses. Cost per available seat mile utilizing this measurement is included as it is a measurement recognized by the investing public.

(8)
EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles and should not be considered as an alternative to net income or operating income as indicators of our financial performance or to cash flow as a measure of liquidity. In addition, our calculations may not be comparable to other similarly titled measures of other companies. EBITDA is included as a supplemental disclosure because it may provide useful information regarding our ability to service debt and lease payments and to fund capital expenditures. Our ability to service debt and lease payments and to fund capital expenditures in the future, however, may be affected by other operating or legal requirements or uncertainties. Currently, aircraft and engine ownership costs are our most significant cash expenditure.

The following represents a reconciliation of EBITDA to net cash from operating activities for the periods indicated (dollars in thousands):

	Years Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
EBITDA	$13,124	$24,837	$42,129	$106,779	$126,275	$27,932	$50,664
Interest expense	(3,550)	(6,227)	(12,868)	(22,789)	(28,464)	(6,391)	(12,725)
Debt issue cost and other amortization			339	1,968	1,928	111	406
Warrant amortization			9	359	800	128	84
(Gain) loss on aircraft and other equipment disposals	(31)	(460)	193	1,079	1,151	117	58
Impairment loss and accrued aircraft return costs		8,100	7,196	2,756	1,441	0	0
Allowance for note receivable from affiliate			—	—	—	—	—
Amortization of deferred credits	(278)	(889)	(1,132)	(1,249)	(1,285)	(321)	(327)
Unrealized loss on fuel swaps	(841)	202			—	—	—
Stock compensation expense		90	214	214	214	53	53
Current income tax expense (benefit)	(776)	(6,659)	4,485	(237)	(520)	(379)	(1,001)
Changes in certain assets and liabilities:
Receivables	(884)	896	(481)	(7,124)	10,480	2,606	(4,332)
Inventories	(1,597)	579	715	(2)	(2,683)	(1,091)	(624)
Prepaid expenses and other current assets	(373)	(368)	(1,116)	1,057	(1,022)	(1,554)	(519)
Accounts payable	2,512	1,490	4,209	(4,405)	1,963	1,638	(3,997)
Accrued liabilities	7,164	10,826	1,805	14,937	11,370	5,575	12,685
Other assets	(7,760)	(9,461)	(2,987)	(1,716)	(4,821)	(781)	(1,758)

Net cash from operating activities	$6,710	$22,956	$42,710	$91,627	$116,827	$27,643	$38,667

(9)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and March 31, 2004, one as of December 31, 2004 and March 31, 2005 and one leased Saab 340 aircraft at December 31, 2002 and three Saab 340 aircraft held for sale at September 30, 2003.

(10)
Includes subordinated notes payable to an affiliate of $27,957 as of December 31, 2002 and $23,174 as of December 31, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This section of the prospectus sets forth a discussion of our supplemental combined consolidated financial and operating information with respect to the periods indicated. When you read this section of this prospectus, it is important that you also read our supplemental combined consolidated financial statements and related notes and our consolidated financial statements and related notes incorporated by reference into this prospectus as described under "Incorporation by Reference." This section of this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. We use words such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of such terms or other terminology to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in "Risk Factors." As used herein, "unit cost" means operating cost per ASM.

Overview

        We are a holding company that operates Chautauqua Airlines, Inc., Republic Airline Inc. and Shuttle America. As of June 30, 2005, we offered scheduled passenger service on over 800 flights daily to 82 cities in 32 states, Canada and the Bahamas pursuant to code-share agreements with American, US Airways, Inc., Delta Air Lines, Inc. and United Air Lines, Inc. Currently, we provide our four partners with regional service, operating as US Airways Express, AmericanConnection, Delta Connection or United Express, including service out of their hubs and focus cities in Boston, Chicago, Fort Lauderdale, Indianapolis, New York, Orlando, Philadelphia, Pittsburgh, Washington, D.C. and St. Louis.

        Chautauqua Airlines is our regional platform for flying the 37 to 50 seat ERJ-145 family of aircraft. Shuttle America, which we acquired from an affiliate of our majority stockholder on May 6, 2005, currently operates 70-seat ERJ-170 aircraft. Shuttle America also currently operates 11 Saab 340 aircraft under a fixed-fee agreement with United that expires December 31, 2005. We expect Republic Airline to be certified to operate the ERJ-170 family of aircraft by September 2005. We currently have 18 ERJ 170 aircraft at Chautaqua which we expect to transition to Shuttle America and, upon its certification, Republic Airline, by December 2005.

        On June 23, 2005, US Airways exercised its option to (i) sell 137 unrestricted commuter slots and 10 ERJ-170 aircraft and other related assets to us and (ii) assign the leases for 18 ERJ-170 aircraft (including three subject to new leases) to us. We anticipate that the purchase of the assets will occur on or before July 31, 2005. After Republic Airlines is certified, we expect to begin the transition of these 28 ERJ-170 aircraft from US Airways. See "Prospectus Summary—Recent Developments."

        We have long-term, fixed-fee regional jet code-share agreements with each of our partners that are subject to our maintaining specified performance levels. Pursuant to these fixed-fee agreements, which provide for minimum aircraft utilization at fixed rates, we are authorized to use our partners' two-letter flight designation codes to identify our flights and fares in our partners' computer reservation systems, to paint our aircraft in the style of our partners, to use their service marks and to market ourselves as a carrier for our partners. In addition, in connection with a marketing agreement among Delta, Continental Airlines and Northwest Airlines, certain of the routes that we fly using Delta's flight designator code are also flown under Continental's or Northwest's designator codes. Our shift from pro-rate revenue sharing agreements to fixed-fee agreements has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. Our development of relationships with multiple major airlines has enabled us to reduce our dependence on any single airline, allocate our overhead more efficiently among our partners and reduce the cost of our services to our partners.

        For the quarter ended March 31, 2005 and the year ended December 31, 2004, respectively, US Airways accounted for approximately 30% and 42% of our operating revenues, Delta accounted for approximately 27% and 31% of our operating revenues, American accounted for approximately 12% and 16% of our operating revenues and United accounted for approximately 29% and 11% of our operating revenues. In February 2003, we and America West mutually agreed to terminate our code-share agreement. Concurrently with the termination, we agreed with Delta to allocate the aircraft previously designated for America West to Delta.

        We have a long operating history as a regional airline, having operated as a code-share partner of US Airways and or its predecessors for more than 30 years. We became a TWA code-share partner in April 2000, which became a code-share relationship with American following its acquisition of TWA, an America West code-share partner in August 2001 until June 2003, a Delta code-share partner in June 2002 and a United code-share partner in February 2004. We have worked proactively with our code-share partners to adapt to the new airline environment by renegotiating our code-share agreements. For example, in October 2003, in exchange for agreeing to extend the date of its early termination right, we granted American certain economic concessions in the form of a monthly rebate. In December 2004, in exchange for, among other things, Delta extending the term of its code-share agreement and canceling previously issued warrants to purchase 2,025,000 shares of our common stock, we agreed to reduce our compensation level on the ERJ-145 fleet by 3% for the remainder of the term of the agreement.

Code-Share Agreements

        On September 12, 2004, US Airways, which represented approximately 30% and 42% of our operating revenues for the quarter ended March 31, 2005 and the year ended December 31, 2004, respectively, filed a petition for Chapter 11 bankruptcy protection. Unpaid amounts related to pre-petition claims were approximately $3.2 million, which amount remains fully reserved at March 31, 2005. We provided a full reserve at September 30, 2004. We have been paid for all amounts due post-petition in accordance with our code-share agreement. United, which represented approximately 29% and 11% of our operating revenues for the quarter ended March 31, 2005 and the year ended December 31, 2004, respectively, is attempting to reorganize its business under Chapter 11 of the bankruptcy code.

        We continue to operate normal flight schedules for US Airways and United; however, contingency plans have been developed to address potential outcomes of the US Airways and United bankruptcy proceedings.

        Delta, which represented approximately 27% and 31% of our operating revenues for the quarter ended March 31, 2005 and the year ended December 31, 2004, respectively, has recently reported operating losses and has announced that if it continues to experience significant losses it will need to restructure through Chapter 11 bankruptcy. In December 2004, in exchange for, among other things, Delta extending the term of its code-share agreement and canceling previously issued warrants to purchase 2,025,000 shares of our common stock, we agreed to reduce our compensation level on the ERJ-145 fleet by 3% through May 2016.

        Termination of any of our code-share agreements could have a material adverse effect on our financial position, results of operations and cash flows.

Fleet Transition and Growth

        The following table sets forth the number and type of aircraft in service and operated by us at the dates indicated:

	December 31,										March 31,
	2002			2003			2004				2005
	Total	Owned	Leased	Total	Owned	Leased	Total	Owned	Leased		Total	Owned	Leased
Regional Jets:
Embraer ERJ-145 LR	42	5	37	53	12	41	68	25	43		68	25	43
Embraer ERJ-140 LR	15	11	4	15	11	4	15	11	4		15	11	4
Embraer ERJ-135 LR	2	2	—	15	15	—	17	15	2	(1)	17	15	2	(1)
Embraer ERJ-170 LR							11	11	—		16	16	—
Turboprops:
Saab 340 (2)	21	—	21	21	—	21	17	4	13		16	4	12

Total	80	18	62	104	38	66	128	66	62		132	71	61

(1)
We use these aircraft as spares and for charters. They are not assigned to any of our code-share partners.

(2)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and one at December 31, 2004 and March 31, 2005, and one leased Saab aircraft at December 31, 2002.

        We recorded impairment losses and accrued aircraft return costs of $7.2, $2.8 and $1.4 million in 2002, 2003 and 2004, respectively. As of March 31, 2005, we maintained a reserve of $4.6 million with respect to such losses, which we believe is adequate to cover our exposure for additional losses. The impairment losses reduce the carrying value of the two owned Saab 340 aircraft to be disposed of to the estimated fair value less costs to sell. The impairment losses were based on the estimated fair values obtained from aircraft dealers, less selling costs. The accrued aircraft return costs represent Chautauqua's overhaul and return costs in order to meet required return conditions and Chautauqua's best estimate for liability under a maintenance agreement.

        During 1999, we began operating Embraer regional jets on behalf of US Airways under a fixed-fee arrangement. There were 26, 34 and 35 Embraer aircraft operating on behalf of US Airways under this agreement at December 31, 2002, 2003 and 2004, respectively. During 2000, we began operating Saab 340 turboprops and Embraer regional jets on behalf of TWA under a fixed-fee arrangement; TWA was subsequently acquired by American. There were 15 Embraer regional jets operating under the agreement with American at December 31, 2002, 2003 and 2004. At December 31, 2002, 2003 and 2004, respectively, we had six, 34 and 41 aircraft in operation under the agreement with Delta. We began flying Embraer regional jets for United in June 2004 and at December 31, 2004, had 20 regional jets in operation under the agreements with United. During 2002, 90.8% of our ASMs and 86.5% of our passenger revenues were generated under fixed-fee agreements. During 2003, 94.5% of our ASMs and 90.3% of our passenger revenues were generated under fixed-fee agreements. During 2004, 97.6% of our ASMs and 95.7% of our passenger revenues were generated under fixed-fee agreements. The shift to fixed-fee flying has reduced our exposure to fluctuations in fuel prices, fare competition and passenger volumes. As of June 30, 2005, our fleet consisted of 135 aircraft, including 24 Embraer 70-seat regional jets, 100 Embraer 37-50 seat regional jets, and 11 Saab 340 turboprop aircraft.

Revenue

        Under our fixed-fee arrangements with American, Delta, US Airways and United for regional jets, we receive a fixed fee, as well as reimbursement of specified costs with additional possible incentives from our partners for superior performance. Under our pro-rate revenue sharing agreement with US Airways for turboprop aircraft, we received a negotiated portion of ticket revenue. As of December 31, 2002, 2003, and 2004 and as of March 31, 2005, approximately 86.5%, 90.3%, 95.7% and 100.0%, respectively, of our passenger revenue was earned under our fixed-fee arrangements. Because all of our passenger revenue is now derived from these fixed-fee arrangements, the number of aircraft we operate, as opposed to the number of passengers that we carry, will have the largest impact on our revenues.

Operating Expenses

        A brief description of the items included in our operating expenses line items follows.

Wages and Benefits

        This expense includes not only wages and salaries, but also expenses associated with various employee benefit plans, employee incentives and payroll taxes. These expenses will fluctuate based primarily on our level of operations and changes in wage rates for contract and non-contract employees.

Aircraft Fuel

        Fuel expense includes the cost of aircraft fuel, including fuel taxes and into-plane fees. Under the fixed-fee agreements with American and Delta, the fixed-fee includes an assumed fuel price per gallon. Any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American and Delta. Under the fixed-fee agreements with US Airways and United we are reimbursed the actual cost of fuel.

Passenger Fees and Commissions

        This expense includes the costs of travel agent commissions, computer reservation system fees and certain fees paid to US Airways for aircraft ground and passenger handling and use of the US Airways aircraft facilities and services with respect to turboprop pro-rate revenue sharing flights performed on behalf of US Airways. These expenses are not borne by us under any of the fixed-fee agreements.

Landing Fees

        This expense consists of fees charged by airports for each aircraft landing. Under our fixed-fee agreement with American, the fixed fee includes an assumed rate per aircraft landing. Any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American. Under the fixed-fee agreements with US Airways, Delta and United, we are reimbursed for the actual cost of landing fees.

Aircraft and Engine Rent

        This expense consists of the costs of leasing aircraft and spare engines. The leased aircraft and spare engines are operated under long-term operating leases with third parties. The lease payments associated with future aircraft deliveries are subject to market conditions for interest rates and contractual price increases for the aircraft. Aircraft rent is reduced by the amortization of integration funding credits received from the aircraft manufacturer for parts and training. The credits are amortized on a straight-line basis over the term of the respective lease of the aircraft. Under our fixed-fee agreements with US Airways, American, Delta and United, we are reimbursed for our actual costs or at agreed upon rates that, in certain instances, are subject to a cap.

Maintenance and Repair

        Maintenance and repair expenses include all parts, materials, tooling and spares required to maintain our aircraft. We have entered into long-term maintenance "power-by-the-hour" service contracts with third-party maintenance providers under which we are charged fixed rates for each flight hour accumulated by our engines and some of the major airframe components. The effect of such contracts is to reduce the volatility of aircraft maintenance expense over the term of the contract.

Insurance and Taxes

        This expense includes the costs of passenger liability insurance, aircraft hull insurance and all other insurance policies, other than employee welfare insurance. Additionally, this expense includes personal and real property taxes, including aircraft property taxes. Under our current fixed-fee agreements, we are reimbursed for the actual costs of passenger liability insurance, war risk insurance, aircraft hull insurance and property taxes, subject to certain restrictions. Under our United fixed-fee agreements, we are reimbursed for the actual costs of such items other than aircraft hull insurance, which will be reimbursed at agreed upon rates.

Depreciation and Amortization

        This expense includes the depreciation of all fixed assets, including aircraft that we own. Additionally, goodwill, which was incurred in connection with our acquisition of Chautauqua in 1998, was amortized over a 20-year period. Beginning January 1, 2002, we stopped amortizing this goodwill, which aggregated $807,000 annually, but are required to evaluate it on an annual basis to determine whether there is an impairment of the goodwill. If we determine the goodwill is impaired, we are required to write-off the amount of goodwill that is impaired. As of December 31, 2004, goodwill was $13,335,000.

Other

        This expense includes the costs of crew training, crew travel, airport, passenger and ground handling related expenses, all other lease expense, professional fees and all other administrative, facilities and operational overhead expenses not included in other line items above.

Income Tax

        Income tax expense is computed by applying estimated effective income tax rates to income before income taxes. Income tax expense varies from the statutory federal income tax rate due primarily to state taxes and non-deductible meals and entertainment expense, and, in 2002, the discharge of indebtedness income.

Other Item

Deferred Warrant Charge

        Pursuant to our code-share agreement with Delta, we have issued Delta the following warrants:

Issued	Number of Shares		Exercise Price		Vesting	Exercise Period
June 2002	825,000	(1)	$12.50	(2)	Fully Vested	Through June 2012
February 2003	396,000	(1)	13.00		Fully Vested	Through February 2013
October 2003	165,000	(1)	12.35		Fully Vested	Through October 2013
March 2004	264,000	(1)	12.35		Fully Vested	Through March 2014
June 2004	825,000	(1)	12.35	(2)	Fully Vested	Through May 2014
December 2004	960,000	(3)	11.60		Fully Vested	Through December 2014

(1)
These amounts reflect the surrender of 45% of the warrants originally issued by us to Delta in December 2004. The deferred warrant charge as of December 31, 2004 is approximately $3.8 million. In 2005 and thereafter, deferred warrant charges, excluding charges with respect to the warrants issued in December 2004, will be amortized over the term of the Delta code-share agreement, as amended, resulting in an annual non-cash charge of approximately $334,000.

(2)
The exercise price is subject to downward adjustment, if we issue additional shares of our common stock in certain instances.

(3)
The deferred warrant charge for warrants issued in December 2004 is approximately $3.6 million. Amortization will begin as the ERJ-170 regional jets are placed into service and will result in amortization of approximately $97,000 in 2005 and $380,000 each year thereafter.

Certain Statistical Information

	Years Ended December 31,			Three Months Ended March 31,
	Operating Expenses per ASM in cents
	2002	2003	2004	2004	2005
Wages and benefits	2.51	2.37	2.43	2.50	2.22
Aircraft fuel	2.45	2.23	2.61	2.26	3.15
Passenger fees and commissions	0.31	0.17	0.06	0.09	—
Landing fees	0.49	0.48	0.47	0.48	0.44
Aircraft and engine rent	2.56	1.83	1.61	1.65	1.28
Maintenance and repair	1.71	1.46	1.52	1.51	1.27
Insurance and taxes	0.64	0.35	0.28	0.27	0.27
Depreciation and amortization	0.47	0.65	0.75	0.67	0.95
Impairment loss and accrued aircraft return costs(1)	0.28	0.08	0.03	—	—
Other	1.28	0.82	1.03	0.92	0.97

Total operating expenses	12.70	10.44	10.79	10.35	10.55

Plus interest expense	0.51	0.62	0.62	0.60	0.88

Total operating and interest expenses	13.21	11.06	11.41	10.95	11.43

(1)
We recorded impairment losses and accrued aircraft return cost of $7.2, $2.8 and $1.4 million in 2002, 2003 and 2004, respectively. As of March 31, 2005, we maintained a reserve of $4.6 million with respect to such losses which we believe is adequate to cover our exposure for additional losses.

	Republic Airways Holdings Inc.
	Years Ended December 31,										Three Months Ended March 31,
	2002		Increase/ (Decrease) 2002-2003		2003		Increase/ (Decrease) 2003-2004		2004		2004		Increase/ (Decrease) 2004-2005		2005
Revenue passengers	3,758,748		36.2%		5,120,987		33.6%		6,842,407		1,390,058		46.6%		2,037,379
Revenue passenger miles (1)	1,523,201,642		52.3%		2,319,261,441		32.1%		3,062,940,174		641,948,835		49.8%		961,686,332
Available seat miles (2)	2,535,087,476		44.6%		3,665,876,102		26.0%		4,618,042,586		1,070,754,855		34.5%		1,439,645,753
Passenger load factor (3)	60.1%		3.2	pp	63.3%		3.0	pp	66.3%		60.0%		6.8	pp	66.8%
Cost per available seat mile(4)	0.132		(15.9)%		0.111		2.7%		0.114		0.110		3.6%		0.114
Average price per gallon of fuel (5)	91.48	¢	(7.7)%		84.45	¢	11.8%		94.45	¢	84.30	¢	38.1%		116.45	¢
Fuel gallons consumed	67,991,980		42.5%		96,863,325		30.4%		126,344,270		28,651,875		35.7%		38,884,299
Block hours (6)	217,538		35.6%		295,021		27.0%		374,749		86,757		26.0%		109,349
Average length of aircraft flight (miles)	401		10.2%		442		(0.5)%		440		452		0.7%		455
Average daily utilization of each aircraft (hours) (7)	9:31		2.6%		9:46		5.1%		10:16		9:54		7.7%		10:40
Aircraft in service at end of period (8)	80		30.0%		104		23.1%		128		104		26.9%		132

(1)
Revenue passenger miles is the number of scheduled miles flown by revenue passengers.

(2)
Available seat miles is the number of seats available for passengers multiplied by the number of scheduled miles those seats are flown.

(3)
Revenue passenger miles divided by available seat miles.

(4)
Total operating and interest expenses divided by available seat miles.

(5)
Cost of aircraft fuel, including fuel taxes and into-plane fees.

(6)
Hours from takeoff to landing, including taxi time.

(7)
Average number of hours per day that an aircraft flown in revenue service is operated (from gate departure to gate arrival).

(8)
Excludes two Saab 340 aircraft held for sale at December 31, 2002 and 2003 and March 31, 2004, one as of December 31, 2004 and March 31, 2005 and one leased Saab 340 aircraft at December 31, 2002.

Results of Operations

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

        Operating revenue in 2005 increased by 43.2% or $56.8 million, to $188.3 million in 2005 compared to $131.5 million in 2004. The increase was due to the additional regional jets added to the fixed-fee flying. Thirty-one additional regional jets were placed into fixed-fee service since March 31, 2004. Twenty-five were added for United, five were added for Delta, and one was added for US Airways. In addition, two Embraer 135 regional jets were added for charter service.

        Total operating and interest expenses increased by 40.3% or $47.2 million, to $164.5 million in 2005 compared to $117.3 million in 2004 due to the increase in flight operations. The unit cost on total operating and interest expenses, excluding fuel charges, decreased from 8.7¢ in 2004 to 8.3¢ in 2005. Factors relating to the change in operating expenses are discussed below.

        Wages and benefits increased by 19.4% or $5.2 million, to $32.0 million for 2005 compared to $26.8 million for 2004. The increase was due to a 17% increase in full time equivalent employees to support the increased regional jet operations. The cost per available seat mile decreased from 2.5¢ in 2004 to 2.2¢ in 2005.

        Aircraft fuel expense increased 86.7%, or $21.0 million, to $45.3 million for 2005 compared to $24.3 million for 2004 due to a 36% increase in fuel consumption and a 37% increase in the average fuel price. The average price per gallon was $1.16 in 2005 and 84¢ in 2004. The fixed-fee agreements with US Airways and United provide for a direct reimbursement of fuel costs. The fixed-fee agreements with American and Delta protect us from future fluctuations in fuel prices, as any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American and Delta. The unit cost increased to 3.2¢ in 2005 compared to 2.3¢ in 2004 due primarily to the increase in the average fuel price.

        Passenger fees and commissions were $1.0 million for 2004 and there was no expense in 2005 due to the phase out and elimination of pro-rate operations by September 2004. There are no passenger fees and commission on any of the fixed-fee operations, including the turboprops operated for United. The unit cost was 0.1¢ in 2004.

        Landing fees increased by 24.9%, or $1.3 million, to $6.4 million in 2005 compared to $5.1 million in 2004. The increase was due to a 34% increase in departures, offset by a decline in the average landing fee charged by airports we serve. Our fixed-fee agreements with US Airways, United, and Delta provide for a direct reimbursement of landing fees. Any difference between the actual cost and assumed cost included in the fixed-fees paid by American is paid to or reimbursed by American. The unit cost decreased from 0.5¢ in 2004 to 0.4¢ in 2005.

        Aircraft and engine rent increased by 5.0%, or $0.9 million, to $18.5 million in 2005 compared to $17.6 million in 2004 due to the addition of four leased regional jets since March 2004. The decrease in unit cost of 0.4¢ from 1.7¢ in 2004 to 1.3¢ in 2005, is attributable to the increase in capacity from the regional jet operations and because we lease financed only four of the 33 regional jet aircraft added to the fleet since March 31, 2004.

        Maintenance and repair expenses increased by 13.4% or $2.2 million, to $18.3 million in 2005 compared to $16.2 million for 2004 due to an increase in regional jet flying, which was partially offset by a decrease in turboprop flying. The unit cost decreased from 1.5¢ in 2004 to 1.3¢ in 2005.

        Insurance and taxes increased 31.3%, or $0.9 million to $3.8 million in 2005 compared to $2.9 million in 2004 due to a 50% increase in revenue passenger miles and a 45% increase in aircraft property taxes, which were partially offset by a decrease in insurance rates. The unit cost remained unchanged at 0.3¢.

        Depreciation and amortization increased 88.6%, or $6.4 million, to $13.6 million in 2005 compared to $7.2 million in 2004 due to additional depreciation on 29 regional jet aircraft purchased since March 31, 2004, including 16 Embraer 170 regional jets. The cost per available seat mile increased to 1.0¢ in 2005 compared to 0.7¢ in 2004.

        Other expenses increased 41.4%, or $4.1 million, to $13.9 million in 2005 from $9.8 million in 2004, due primarily to a $2.1 million increase in professional fees, which included $0.9 million of expenses associated with the negotiation of our US Airways investment agreement. Additionally, we incurred higher pilot training costs, and higher crew related and administrative expenses to support the growing regional jet operations. The unit cost increased to 1.0¢ in 2005 compared to 0.9¢ in 2004.

        Interest expense increased 99.1%, or $6.3 million, to $12.7 million in 2005 from $6.4 million in 2004 primarily due to interest on debt related to the purchase of 29 additional regional jet aircraft since March 31, 2004. The weighted average interest rate increased to 5.5% from 5.2% in 2004. The unit cost increased to 0.9¢ in 2005 compared to 0.6¢ in 2004.

        We incurred income tax expense of $9.5 million during 2005, compared to $6.0 million in 2004. The increase in income tax expense was due to higher income before income taxes.

2004 Compared to 2003

        Operating revenue in 2004 increased by 26.7%, or $124.4 million, to $589.9 million compared to $465.5 million in 2003. The increase was due to the 28 additional regional jets added to revenue service in 2004. Twenty regional jets were added for United, including 11 Embraer 170 regional jets, five were added for Delta, one was added for US Airways and two were added for spares and charters and are not currently assigned to any of our code-share partners. In February 2003, we and America West mutually agreed to terminate our code-share agreement and we concurrently allocated the aircraft previously designated for America West to Delta. The transition of these aircraft was completed during the second quarter of 2003. We recorded a breakage fee of $6.0 million from America West in the second quarter of 2003 as a result of this transaction.

        Total operating expenses increased by 30.2%, or $115.7 million, to $498.5 million in 2004 compared to $382.8 million in 2003 due to the increase in flight operations. Total operating and interest expenses increased by 29.9%, or $121.4 million, to $527.0 million for 2004 compared to $405.6 million during 2003. The unit cost on total operating and interest expenses, excluding fuel charges, remained unchanged at 8.8¢ per available seat mile for 2004 compared to 2003. Factors relating to the change in operating expenses are discussed below.

        Wages and benefits increased by 29.2%, or $25.4 million, to $112.3 million for 2004 compared to $86.9 million for 2003 due to a 24.5% increase in full time equivalent employees to support the increased regional jet operations and an increase in the costs of providing employee benefits. The cost per available seat mile remained unchanged at 2.4¢.

        Aircraft fuel expense increased 47.5%, or $38.9 million, to $120.6 million for 2004 compared to $81.8 million for 2003 due to a 30.4% increase in fuel consumption and a 13.1% increase in average fuel prices. The average price per gallon was 95¢ in 2004 and 84¢ in 2003. The fixed fee agreements with US Airways and United provide for a direct reimbursement of fuel costs for regional jet operations. The fixed fee agreements with American and Delta protect us from future fluctuations in fuel prices, as any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American and Delta. The unit cost increased to 2.6¢ in 2004 compared to 2.2¢ in 2003 due to the increase in average fuel prices.

        Passenger fees and commissions decreased by 53.0%, or $3.3 million, to $2.9 million for 2004 compared to $6.3 million for 2003 due to the phase out and elimination of pro-rate operations by September 2004. There are no passenger fees and commissions on any of the fixed-fee operations, including the turboprops operated for United. The unit cost decreased to 0.1¢ in 2004 compared to 0.2¢ in 2003.

        Landing fees increased by 23.4%, or $4.1 million, to $21.8 million in 2004 compared to $17.7 million in 2003. The increase is due to a 24.6% increase in departures. Our fixed fee agreements with US Airways, United and Delta provide for a direct reimbursement of landing fees. Any difference between the actual cost and assumed cost included in the fixed fees paid by American is paid to or reimbursed by American. The unit cost remained unchanged at 0.5¢.

        Aircraft and engine rent increased by 10.7%, or $7.1 million, to $74.2 million in 2004 compared to $67.0 million in 2003 due to the addition of four leased regional jets in 2004 and the full year effect of four regional jets leased in 2003. The unit cost decrease of 14.8% to 1.6¢ for 2004 compared to 1.8¢ for 2003 is attributable to the increase in capacity from the regional jet operations and because we lease financed only four of the 28 aircraft added to the aircraft fleet in 2004.

        Maintenance and repair expenses increased by 31.4%, or $16.8 million, to $70.3 million in 2004 compared to $53.5 million for 2003 due to the increase in flying of the regional jets, an increase in the number of heavy airframe inspections and an increase in aircraft not covered under the manufacturer's warranty. The unit cost remained unchanged at 1.5¢.

        Insurance and taxes increased 1.0%, or $0.1 million, to $13.0 million in 2004 compared to $12.9 million in 2003. The increase in operations and an increase in aircraft property taxes were mostly offset by a decline in insurance rates during 2004. The unit cost decreased to 0.3¢ in 2004 compared to 0.4¢ in 2003 due to the decline in insurance rates.

        Depreciation and amortization increased 44.1%, or $10.5 million, to $34.4 million in 2004 compared to $23.9 million in 2003 due to depreciation on 24 regional jet aircraft purchased in 2004, including 11 Embraer 170 regional jets. The cost per available seat mile remained unchanged at 0.7¢.

        Impairment loss and accrued aircraft return costs decreased 47.7%, or $1.3 million to $1.4 million in 2004 compared to $2.8 million in 2003. In 2004, this charge consisted of a reduction of $0.2 million to reflect the estimated liability for Saab 340 aircraft lease return costs, $1.3 million to reflect the write off of route development costs on markets that were abandoned and $0.2 million due to the retirement of one owned Saab 340 aircraft. In 2003 this charge consisted of $2.1 million to reflect deterioration of the market value for Saab turboprop aircraft and related spare parts and a reduction of $0.3 to reflect the estimated liability for Saab 340 aircraft lease return costs.

        Other expenses increased 57.8%, or $17.4 million, to $47.5 million in 2004 from $30.1 million in 2003, due to an increase in bad debt reserves (primarily attributable to obligations owed to us by US Airways), increased pilot training costs, and higher crew-related and administrative expenses to support the growing regional jet operations. The unit cost increased to 1.0¢ in 2004 compared to 0.8¢ in 2003.

        Interest expense increased 24.9% or $5.7 million, to $28.5 million in 2004 from $22.8 million in 2003 primarily due to interest on debt related to the purchase of additional aircraft since the beginning of 2003. The weighted average interest rate was unchanged at 5.2% The unit cost remained unchanged at 0.6¢.

        We incurred income tax expense of $24.5 million during 2004, compared to $24.0 million in 2003. The effective tax rates for 2004 and 2003 were 38.7% and 39.9%, respectively, which were higher than the statutory rate due to state income taxes and non deductible meals and entertainment expense, primarily for our flight crews.

2003 Compared to 2002

        Operating revenue in 2003 increased by 32.2%, or $113.5 million, to $465.5 million in 2003 compared to $352.0 million in 2002. The increase was due to the additional regional jets added to our fixed-fee flying operations. Twenty-four additional Embraer regional jets were added to the fleet since December 31, 2002. Sixteen regional jets were added for Delta and eight regional jets were added for US Airways. In February 2003, we and America West mutually agreed to terminate our code-share agreement and we concurrently allocated the aircraft previously designated for America West to Delta. The transition of these aircraft was completed during the second quarter of 2003. We recorded a breakage fee of $6.0 million from America West as a result of this transaction.

        Total operating expenses increased by 18.7%, or $60.3 million, to $382.8 million for 2003 compared to $322.5 million during 2002 due to the increase in flight operations. Total operating and interest expenses increased by $70.3 million, or 21.0%. The unit cost on total operating and interest expenses, excluding fuel charges, decreased to 8.8¢ for 2003 compared to 10.8¢ for 2002 due primarily to the increase in capacity (as measured by ASMs) associated with the additional Embraer regional jets. Factors relating to the change in operating expenses are discussed below.

        Wages and benefits increased by 36.8%, or $23.4 million, to $86.9 million for 2003 compared to $63.6 million for 2002 due to a 22.1% increase in full-time equivalent employees to support the increased regional jet operations and an increase in the costs of providing employee benefit plans. Wages and benefits cost per available seat mile decreased to 2.4¢ in 2003 compared to 2.5¢ in 2002.

        Aircraft fuel expense increased 31.4%, or $19.5 million, to $81.8 million for 2003 compared to $62.2 million for 2002 due to a 42.5% increase in fuel consumption, offset by a 7.8% decline in fuel pricing. The average price per gallon was 84¢ in 2003 and 92¢ in 2002. The fixed-fee agreement with US Airways provides for a direct reimbursement of fuel costs for Embraer regional jet operations. The fixed-fee agreements with American and Delta protect us from future fluctuations in fuel prices, as any difference between the actual cost and assumed cost included in the fixed fees is paid to or reimbursed by American and Delta. The unit cost has decreased to 2.2¢ in 2003 compared to 2.5¢ in 2002 due to the decrease in the average fuel price.

        Passenger fees and commissions decreased by 21.1% or $2.0 million, to $6.3 million for 2003 compared to $7.9 million for 2002 due to the phase out and elimination of pro-rate operations by September 2004. There are no passenger fees and commissions on any of the fixed-fee operations. The unit cost decreased to 0.2¢ in 2003 compared to 0.3¢ in 2002.

        Landing fees increased by 43.1%, or $5.3 million, to $17.7 million in 2003 compared to $12.4 million in 2002. The increase is due to the increase in flying and an increase in the average landing fee rate charged by airports. The unit cost remained unchanged at 0.5¢. Our fixed-fee agreements with US Airways and Delta provide for a direct reimbursement of landing fees. Any difference between the actual cost and assumed cost included in the fixed-fees paid by American is paid to or reimbursed by American.

        Aircraft and engine rent increased by 3.2%, or $2.0 million, to $67.0 million in 2003 compared to $64.9 million in 2002 due to the addition of a total of three leased Embraer regional jets in October and November 2002, and a total of four leased Embraer regional jets in October and November 2003. Unit cost decreased to 1.8¢ for 2003 compared to 2.6¢ for 2002 due to the increase in capacity from the Embraer regional jet operations and because we lease financed only four of the 24 additional aircraft added in 2003.

        Maintenance and repair expenses increased by 23.1%, or $10.0 million, to $53.5 million in 2003 compared to $43.4 million for 2002 due to the increase in flying of the regional jets. The unit cost decreased to 1.5¢ in 2003 compared to 1.7¢ in 2002 due to the increase in capacity from the Embraer regional jet operations.

        Insurance and taxes decreased 20.9%, or $3.4 million, to $12.9 million in 2003 compared to $16.3 million in 2002. While the average fleet value has increased due to the growth of our regional jet fleet, insurance rates for passenger liability, war risk and hull insurance decreased during 2003 due to obtaining war risk coverage from the U.S. government in February 2003 which was less expensive compared to commercial rates and lower passenger liability and hull rates obtained from the commercial markets in 2003 as rates have stabilized since the terrorist attacks in September 2001. Additionally, aircraft property tax expense has decreased because we have changed Chautauqua's state of incorporation to Indiana effective February 2003, which eliminated Indiana aircraft property tax expense for 2003. Unit cost decreased to 0.4¢ in 2003 compared to 0.6¢ in 2002.

        Depreciation and amortization increased 98.4%, or $11.8 million, to $23.9 million in 2003 compared to $12.0 million in 2002 due to the purchase of an additional twenty Embraer regional jets since December 31, 2002. The cost per available seat mile increased to 0.7¢ in 2003 from 0.5¢ in 2002.

        During 2003, a charge for impairment loss and accrued aircraft return costs of $2.8 million was recorded. This charge consisted of an impairment loss of $2.8 million to reflect a further deterioration of the market value for Saab turboprop aircraft held for sale, a provision for the estimated liability of $6.7 million to the lessor of the Saab 340 aircraft lease return costs. During 2002, a charge for impairment loss and accrued aircraft return costs of $7.2 million was recorded. This charge consists of $4.9 million to reflect deterioration of the market value of Saab turboprop aircraft and related parts, a $0.8 million charge for aircraft return cost accruals and $1.5 million due to the retirement of two owned Saab 340 aircraft.

        Other expenses decreased 7.2%, or $2.3 million, to $30.1 million in 2003 from $32.4 million in 2002. The decrease is due to decreases in professional fees incurred for a previous IPO attempt that were recorded in 2002 offset by an increase in crew related expenses and administrative expenses. Increase in crew related expenses and administrative expenses are due to support of the growing regional jet operation. The unit cost decreased to 0.8¢ in 2003 compared to 1.3¢ in 2002 due to the increased capacity resulting from the Embraer regional jet flying.

        In 2002 and 2003, the company recorded adjustments for the Stabilization Act funding that was recorded in 2001 due to final payments received from the federal government. Operating expenses were reduced by $0.8 million in 2002 and by $1.3 million in 2003 as a result of these payments.

        Interest expense increased by 77.1% or $9.9 million, to $22.8 million in 2003 from $12.8 million in 2002 primarily due to interest on debt related to the purchase of twenty Embraer aircraft since December 2002. This increase was partially offset by a decrease in average borrowings on the revolving credit facility and a lower weighted average interest rate of 5.2% in 2003, versus 6.2% in 2002.

        Other non-operating income decreased 62.9% to $0.2 million in 2003 compared to $0.5 million in 2002. Non-operating income consists primarily of net gains on speculative fuel hedges that we benefited from during the first quarter of 2002 and interest income.

        We incurred income tax expense of $24.0 million during 2003, compared to $9.5 million in 2002. The effective tax rates for 2003 and 2002 were 39.9% and 55.4%, respectively, which were higher than the statutory rate due to state income taxes and non-deductible meals and entertainment expense, primarily for our flight crews, and in 2002, discharge of indebtedness income.

Liquidity and Capital Resources

        Prior to June 2004, we used internally generated funds and third-party financing to meet our working capital and capital expenditure requirements. In June 2004 we completed our initial public common stock offering, which provided approximately $58.2 million, net of offering expenses and before the repayment of debt. In addition, we completed a follow-on offering in February 2005, which provided approximately $80.8 million, net of offering expenses. As a result of our code-share agreements with Delta and United, which require us to significantly increase our fleet of regional jets, we will significantly increase our cash requirements for debt service and lease payments. As of March 31, 2005, we had $119.7 million in cash and $15.1 million available under Chautauqua's revolving credit facility.

        We have a $25.0 million revolving credit facility. The revolving credit facility allows Chautauqua to borrow up to 70% of the lower of net book value or appraised orderly liquidation value of spare rotable parts and up to 40% of the lower of net book value or appraised orderly liquidation value of spare non-rotable parts for our regional jet fleet. The revolving credit facility is collateralized by all of Chautauqua's assets, excluding the owned aircraft and engines. Borrowings under the credit facility bear interest at a rate equal to, at Chautauqua's option, LIBOR plus spreads ranging from 2.0% to 2.75% or the bank's base rate (which is generally equivalent to the prime rate) plus spreads ranging from 0.25% to 0.75%. Chautauqua pays an annual commitment fee on the unused portion of the revolving credit facility in an amount equal to 0.375% of the unused amounts. The credit facility requires Chautauqua to maintain a specified fixed charge coverage ratio and a debt to earnings leverage ratio. Chautauqua received a waiver from the lender under the revolving credit facility for non-compliance with the debt to earnings leverage ratio for the fourth quarter of 2004 and the first quarter of 2005. The credit facility can be terminated if WexAir LLC and its affiliates cease to own at least 45% of the voting control of Republic Airways.

        At March 31, 2005, we had a working capital surplus of $37.8 million.

        During the three months ended March 31, 2005, we acquired five aircraft, of which four were debt-financed and one was lease-financed. The debt incurred for the four debt-financed aircraft and the capital lease for one aircraft was $94.3 million.

        Net cash from operating activities was $38.7 million for the three months ended March 31, 2005. Net cash from operating activities is primarily net income of $14.8 million, depreciation and amortization of $13.6 million and the change in deferred income taxes of $8.5 million.

        Net cash from operating activities was $42.7 million, $91.6 million and $116.8 million for the years ended December 31, 2002, 2003 and 2004, respectively. The increase in net cash from operating activities is primarily due to the continued growth of our business. For 2004, net cash from operating activities consisted primarily of net income of $38.9 million, depreciation and amortization of $34.4 million, the change in deferred income taxes of $24.0 million and the increase in accounts payable and other current liabilities of $13.3 million. For 2003, net cash from operating activities consisted primarily of net income of $36.1 million, depreciation and amortization of $23.9 million, the change in deferred income taxes of $23.7 million, a non-cash charge for impairment loss and accrued aircraft return costs of $2.8 million and an increase in current accrued liabilities of $14.9 million, partially offset by increases in receivables and other assets of $(7.8) million. For 2002, net cash from operating activities represented net income of $7.7 million, a non-cash charge for impairment loss and accrued aircraft return costs of $7.2 million, depreciation and amortization of $12.0 million and change in deferred income taxes of $14.0 million.

        Net cash from investing activities was $(30.3) million for the three months ended March 31, 2005. The net cash from investing activities consists of the purchase of four aircraft, equipment and aircraft deposits for future deliveries.

        Net cash from investing activities was $(34.6) million, $(30.7) million and $(102.4) million for the years ended December 31, 2002, 2003 and 2004, respectively. In 2004, we purchased 24 Embraer regional jets and our aircraft deposits totaled $38.8 million. In 2003, we purchased 20 Embraer regional jets, $4.3 million of spare parts, $2.4 million in aircraft leasehold improvements and $1.1 million of maintenance equipment. In 2002, we purchased 11 Embraer regional jets.

        Net cash from financing activities was $65.1 million for the three months ended March 31, 2005. The net cash from financing activities included $80.8 million net cash received from stock offering proceeds, offset by scheduled debt payments and payments to the debt sinking fund of $13.3 million.

        Net cash from financing activities was $(4.8) million, $(45.1) million and $9.3 million for the years ended December 31, 2002, 2003 and 2004, respectively. For 2004, we made scheduled debt payments and payments to the debt sinking fund of $26.9 million. Our net cash from financing activities included $58.2 million net cash received from stock offering proceeds in June 2004. We used $20.4 million to repay WexAir LLC for indebtedness we originally incurred in May 1998 to finance a portion of our purchase of Chautauqua. In 2003, we made $39.1 million of scheduled debt payments primarily related to the Embraer regional jets, paid $5.4 million to redeem preferred stock to an affiliate of WexAir LLC and paid $2.0 million in fees to obtain financing for the Embraer regional jets. In 2002, we repaid $7.0 million of the revolving credit facility, paid $3.9 million in fees relating to obtaining permanent financing for the Embraer regional jets and made $5.4 million of scheduled debt payments related to the Embraer regional jets. These decreases were partially offset by $2.1 million of proceeds from the refinancing of the Embraer regional jets in January and June of 2002.

        We currently anticipate that our available cash resources, cash generated from operations and anticipated third-party financing arrangements will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Aircraft Leases and Other Off-Balance Sheet Arrangements

        We have significant obligations for aircraft that are classified as operating leases and, therefore, are not reflected as liabilities on our balance sheet. These leases expire between 2009 and 2020. As of March 31, 2005, our total mandatory payments under operating leases aggregated approximately $777.4 million and total minimum aircraft rental payments for the next 12 months under all noncancellable operating leases is approximately $71.5 million, excluding the Saab aircraft.

        Other non-cancelable operating leases consist of engines, terminal space, operating facilities and office equipment. The leases expire through 2020. As of March 31, 2005, our total mandatory payments under other non-cancelable operating leases aggregated approximately $54.8 million. Total minimum annual other rental payments for the next 12 months are approximately $5.1 million.

Purchase Commitments

        We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. We intend to finance these aircraft through long-term loans or lease arrangements, although there can be no assurance we will be able to do so.

        As of March 31, 2005, our code-share agreements required that we acquire (subject to financing commitments) and place into service an additional 23 regional jets over the next 12 months. In January 2005, Republic Airline entered into a fixed-fee code-share agreement with Delta to operate 16 ERJ-170 aircraft through January 2019. The operation of these aircraft is contingent on Republic Airline obtaining its required certification. The aircraft manufacturer's aggregate current list price of all firm orders is $618 million.

        As of March 31, 2005, we had firm orders for 23 regional jets, and a commitment from the aircraft manufacturer and a third party to obtain financing for all 23 of these aircraft. These commitments are subject to customary closing conditions.

        On March 15, 2005, we and Wexford Capital LLC entered into an investment agreement with US Airways Group, Inc. and US Airways. The agreement includes provisions for, among other things, the affirmation of an amended Chautauqua code-share agreement, a potential new jet service agreement with Republic Airline for the operation of ERJ-170 and ERJ-190 aircraft, a conditional $125 million dollar equity commitment and up to $110 million in asset related financing. The Bankruptcy Court approved the agreement on March 31, 2005. The investment agreement may be terminated by us and Wexford Capital LLC or by US Airways Group, Inc. if the closing on the issuance, sale and purchase of the new common stock of US Airways Group, Inc. is not completed by December 31, 2005.

        On June 23, 2005, US Airways Group notified us that it does not intend to exercise its option to require Wexford Capital LLC or us to make an investment in its equity. In addition, US Airways Group and US Airways notified us that they wish to exercise their option to (i) sell to us the commuter slots and 10 ERJ-170 aircraft and related equipment and (ii) assign to us the leases for 18 ERJ-170 aircraft (including three subject to new leases), all as described under "Prospectus Summary—Recent Developments." The purchase price of the commuter slots is approximately $51.7 million, the purchase price of the aircraft, excluding assumed debt of approximately $169.4 million, is approximately $44.0 million and the purchase price of other related assets is approximately $14.3 million. For Wexford Capital's assistance in structuring the investment agreement with US Airways, we agreed to pay Wexford Capital $500,000 upon US Airway's emergence from bankruptcy as well as the payment of Wexford Capital's expenses, including the payment of up to approximately $850,000 to an unrelated third party consultant retained by us and Wexford Capital. If we are unable to obtain capital for such purchases and payments, we will be required to use a substantial portion of our cash on hand to fund these transactions. In addition, we will assume the leases of additional aircraft, which leases include approximately $270.0 million of lease obligations. We anticipate that the purchase of assets will occur on or before July 31, 2005.

        Republic Airline has applied for, but has not yet obtained, an operating certificate. This certificate is required before Republic Airline can commence flying. In October, 2004, in order to accommodate American with respect to its scope restrictions, we agreed to modify our agreement with American to preclude the continued use of larger regional jets on our Chautauqua Airlines Air Carrier Operating Certificate. We have also paid American an aggregate of approximately $500,000 through February 19, 2005, in connection with our operation of ERJ-170s for United through Chautauqua instead of Republic Airline. Approximately $291,000 of this amount was paid in 2004. Additionally, we have agreed to pay approximately $39,000 per day to American for each day Chautauqua is operating any ERJ-170s after April 21, 2005. These payments will continue until Chautauqua no longer operates ERJ-170 aircraft. Consequently, we will most likely pay this daily penalty through December 2005, which will aggregate approximately $9.9 million. Also, as agreed with American, Chautauqua is not permitted to fly more than eighteen ERJ-170 aircraft. On May 6, 2005, we acquired Shuttle America from an affiliate of our majority stockholder, as described below. We began to transition the United Express ERJ-170 flights currently being operated by Chautauqua to Shuttle America beginning in June 2005. Shuttle America has also begun to fly additional ERJ-170s as United Express flights, and we expect Shuttle America to continue to fly additional ERJ-170s as United designates the routes to be flown. We expect that Republic Airline will receive its required certification on or before the end of September 2005. The certification process, however, is lengthy and complicated and we can give no assurance that we will meet this date. In addition, the FAA may limit how quickly we can transfer all ERJ-170 aircraft from Chautauqua to Republic Airline or Shuttle America. If Republic Airline does not receive its required certification and if the ERJ-170 aircraft are not transferred from Chautauqua to Republic Airline or Shuttle America, our financial condition, results of operations and price of our common stock could be materially adversely affected. We currently have 18 ERJ-170 aircraft at Chautauqua which we expect to transition to Shuttle America and, upon its certification, Republic Airline, by December 2005.

        We purchased Shuttle America from Shuttle Acquisition LLC, an affiliate of Wexford Capital LLC in May 2005 for $1.0 million and the assumption of less than $0.7 million in debt. Because we and Shuttle America are controlled by a common entity, we were obligated to restate our consolidated financial statements as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 and as of March 31, 2005 and for the quarters ended March 31, 2004 and 2005 to reflect the business combination of Republic Airways Holdings Inc. and Shuttle America in a manner similar to a pooling of interests.

        Our contractual obligations and commitments at March 31, 2005 include the following (in thousands):

	Payments Due By Period
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total
Long-term debt	$98,767	$295,609	$195,902	$747,565	1,337,843
Operating leases, excluding Saab 340 aircraft	74,739	222,932	142,008	390,692	830,371
Operating leases, Saab 340 aircraft	1,813	—	—	—	1,813
Aircraft under firm orders:
Leased (2)	53,728	—	—	—	53,728
Debt-Financed (28)	617,872	—	—	—	617,872
Engines under firm orders (4)	7,114	—	—	—	7,114

Total contractual cash obligations	$854,033	$518,541	$337,910	$1,138,257	$2,848,741

        Our commercial commitments at March 31, 2005 include the following (in thousands):

	Expiration
	Less than 1 year	Total
Letters of credit	$5,722	$5,722

Total commercial commitments	$5,722	$5,722

        We anticipate cash payments for interest for the year ended 2005 to be approximately $61 million, and we do not anticipate significant tax payments in 2005.

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based upon our supplemental combined consolidated financial statements and related notes incorporated by reference into this prospectus as described under "Incorporated by Reference", which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 2 to our audited supplemental combined consolidated financial statements for the fiscal year ended December 31, 2004, incorporated by reference into this prospectus.

  •
  Impairments to Long-Lived Assets. We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cashflows estimated to be generated by those assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. Our estimates of fair value represent our best estimate based on industry trends and reference to market rates and transactions.

            We review, at least annually, the estimated useful lives and salvage values for our aircraft and spare parts.

  •
  Aircraft Maintenance and Repair. We believe our accounting policy is consistent with our competitors. We follow a method of expensing such amounts as incurred rather than accruing for expected costs or capitalizing and amortizing such costs. However, maintenance and repairs for engines and airframe components under power-by-the-hour contracts (such as avionics, APUs, wheels and brakes) are accrued for as the aircraft are operated; therefore, amounts are expensed based upon actual hours flown.

  •
  Warrants. Warrants issued to non-employees are accounted for under SFAS No. 123, Accounting for Stock-Based Compensation, and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, at fair value on the measurement date. Fair value for warrants issued to Delta (for which a measurement date has occurred) have been determined based upon the estimated fair value of the equity instrument issued rather than the consideration received because we believe such equity instruments are more reliably measured. Various option pricing models are available; however, we have used a model that allows continuous compounding of dividends which begins three years after the grant date and the dilutive effects of our initial public offering, our follow-on offering in February 2005 and this offering.

    Option pricing models require estimates of dividend yield, a risk free rate commensurate with the warrant term, stock volatility and the expected life of the warrant. Each of these variables has been determined based upon relevant industry market data, our strategic business plan and consultation with appropriate professionals experienced in valuing similar equity instruments.

Quarterly Information

        The following table sets forth summary quarterly financial information for the years ended December 31, 2003 and 2004 and the quarter ended March 31, 2005.

	Quarters Ended
	March 31	June 30	September 30	December 31
	(dollars in thousands)
2003
Operating revenues (1)	$102,918	$117,215	$120,016	$125,355
Operating income (2)	16,581	24,841	20,297	20,994
Net income	7,107	12,019	8,595	8,417
Net income available for common stockholders per share:
Basic	$0.35	$0.60	$0.43	$0.42
Diluted	$0.34	$0.57	$0.41	$0.40
Weighted average number of shares outstanding:
Basic	20,000,000	20,000,000	20,000,000	20,000,000
Diluted	20,826,841	20,826,563	20,821,534	20,841,415
2004
Operating revenues	$131,531	$138,977	$150,399	$169,020
Operating income	20,641	19,534	21,455	24,841
Net income	8,280	8,538	8,572	12,290
Net income per common share:
Basic	$0.41	$0.38	$0.34	$0.48
Diluted	$0.40	$0.37	$0.33	$0.47
Weighted average number of shares outstanding:
Basic	20,000,000	22,317,363	25,508,756	25,542,702
Diluted	20,887,240	23,055,110	26,203,207	26,164,628

Quarter Ended
March 31
(dollars in thousands)
2005
Operating revenues	$188,338
Operating income	36,540
Net income	14,825
Net income per common share:
Basic	$0.50
Diluted	$0.49
Weighted average number of shares outstanding:
Basic	29,785,423
Diluted	30,538,283

(1)
Includes in the second quarter of 2003, $6,000 received from America West in connection with the termination of our code-share agreement with it.

(2)
Includes impairment loss and accrued aircraft return costs of $1,441 recorded in the third quarter of 2003.

New Accounting Standards

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share Based Payment, as a replacement of SFAS No. 123, Accounting for Stock Based Compensation, and APB Opinion No. 25, Accounting for Stock Issued to Employees, was rescinded. This statement requires compensation costs related to share based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the equity or liability issued. In addition, liability awards will be remeasured each reporting period and compensation costs will be recognized over the period that an employee provides services in exchange for the award. This statement is effective for public companies as of the first annual reporting period beginning after June 15, 2005. We have not yet completed our assessment of the impact of this statement on our financial condition and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        We have been and are subject to market risks, including commodity price risk (such as, to a limited extent, aircraft fuel prices) and interest rate risk.

Interest Rates

        Our earnings are affected by changes in interest rates due to the amounts of variable rate debt and the amount of cash and securities held. The interest rate applicable to variable rate debt may rise and increase the amount of interest expense. At March 31, 2005, 0.33% of our total long-term debt was variable rate debt, compared to 0.23% at March 31, 2004. For illustrative purposes only, we have estimated the impact of market risk using a hypothetical increase in interest rates of one percentage point for both our variable rate long-term debt and cash and securities. Based on this hypothetical assumption, we would have incurred an additional $15,000 in interest expense for the quarter ended March 31, 2005. As a result of this hypothetical assumption, we believe we could fund interest rate increases on our variable rate long-term debt with the increased amounts of interest income. In anticipation of financing the purchase of regional jet aircraft on firm order with the manufacturer, we entered into eight treasury lock agreements in April 2004 with notional amounts totaling $253,500,000 and a weighted average interest rate of 4.23% with expiration dates through June 2005. In addition, we entered into six treasury lock agreements in August 2004 with notional amounts totaling $120,000,000 and a weighted average interest rate of 4.80% with expiration dates from September 2004 through

June 2005. As of March 31, 2005, the fair value of the treasury locks was a liability of $1,602,000 based on quoted market values.

Equity Price Risk

        The exercise of certain of the warrants that have been issued to Delta could result in dilution of our common stock, since the exercise price is less than the price of our common stock at the time of our initial public offering.

        We incurred a deferred charge for the Delta warrants of approximately $5,760,000 in the second quarter of 2004, based upon an option pricing model that considers continuous dividend yield and dilution using an initial public offering price of $13.00; an estimated dividend yield; a risk free interest rate commensurate with the warrant term; volatility of 40%; and an expected life of ten years. The deferred charge will be amortized over the term of the Delta code share agreement. In December 2004, we and Delta agreed to reduce the amount of all warrants by 45%, which reduced the deferred warrant charge and warrant equity by approximately $6,756,000. In addition, in December 2004, we agreed to issue to Delta a warrant to purchase 960,000 shares of our common stock in connection with Delta entering into a code-share agreement with Republic Airline. The deferred warrant charges, excluding charges with respect to the warrants issued in December 2004, will be amortized over the term of the Delta code-share agreement, as amended, resulting in an annual non-cash charge of approximately $334,000. The deferred warrant charge for the 960,000 warrants issued in December 2004 will be amortized over the term of the Delta code-share agreement as amended and will result in an annual non-cash charge of approximately $97,000 in 2005 and approximately $380,000 each year, thereafter. The amortization charge is recorded as a reduction of operating revenue as aircraft are placed into service.

MANAGEMENT

        The following table sets forth information regarding our current executive officers, directors and key employees as of the date hereof:

Name	Age	Position
Bryan K. Bedford	43	Chairman of the Board, President and Chief Executive Officer
Robert H. Cooper	45	Executive Vice President, Chief Financial Officer, Treasurer and Secretary
Wayne C. Heller	46	Executive Vice President—Chief Operating Officer of Chautauqua
Arthur H. Amron	48	Director
Lawrence J. Cohen	49	Director
Charles E. Davidson	51	Director
Joseph M. Jacobs	51	Director
Douglas J. Lambert	47	Director
Mark E. Landesman	44	Director
Jay L. Maymudes	43	Director
Mark L. Plaumann	49	Director

        Bryan K. Bedford joined us in July 1999 as our president and chief executive officer and a member of our board of directors and became chairman of the board in August 2001. From July 1995 through July 1999, Mr. Bedford was the president and chief executive officer and a director of Mesaba Holdings, Inc., a publicly-owned regional airline. He has over 16 years of experience in the regional airline industry, and was named regional airline executive of the year in 1998 by Commuter and Regional Airline News. Mr. Bedford is a licensed pilot and a certified public accountant. He also served as the 1998 Chairman of the Regional Airline Association.

        Robert H. Cooper joined us in August 1999 as vice president and chief financial officer. In February 2002, he became executive vice president, chief financial officer, treasurer and secretary and assumed responsibility for all purchasing and material control. He was previously employed with Mesaba Holdings, Inc. from September 1995 through August 1999 as its vice president, chief financial officer and treasurer. Mr. Cooper is a certified public accountant. He has over 13 years experience in the regional airline industry. He has responsibility for financial accounting, treasury, public reporting, investor relations, human resources, information technology, purchasing and material control.

        Wayne C. Heller joined Chautauqua in August 1999 as Vice President—Flight Operations with responsibility for flight crew supervision, system control, flight safety and flight quality standards. In February 2002, he became Executive Vice President and Chief Operating Officer of Chautauqua, and assumed responsibility for all aircraft maintenance, records and engineering. From April 1996 until August 1999 he was employed by Mesaba Airlines, Inc., as its Director of System Operations Control. He is a licensed pilot and a licensed dispatcher and has over 25 years of regional airline experience in operations.

        Arthur H. Amron became a director in August 2001. Mr. Amron joined Wexford Capital LLC in 1994, became a Principal in 1999 and serves as Wexford's General Counsel. From 1991 to 1994, he was an associate at Schulte Roth & Zabel, LLP and from 1984 to 1991, he was an associate at Debevoise & Plimpton LLP. Mr. Amron is a director of several privately-held companies in which Wexford Capital has an investment. Mr. Amron served as a member of the board of directors of Frontier Airlines, Inc. from 1997 through 1999.

        Lawrence J. Cohen has been a director since June 2002. He is the owner and Chairman of Pembroke Companies, Inc., an investment and management firm that he founded in 1991. The firm makes investments in and provides strategic management services to real estate and specialty finance related companies. From 1989 to 1991, Mr. Cohen worked at Bear Stearns & Co. where he attained the position of Managing Director. From 1983 to 1989, Mr. Cohen served as first Vice President in the Real Estate Group of Integrated Resources, Inc. From 1980 to 1983, Mr. Cohen was an associate at the law firm of Proskauer Rose Goetz & Mendelsohn. Mr. Cohen is a member of the bar in both New York and Florida.

        Charles E. Davidson has been a director since May 1998, and served as Chairman of the Board from May 1998 to August 2001. He co-founded Wexford Capital LLC in 1994 and serves as its Chairman. From 1984 to 1994, Mr. Davidson was a General Partner of Steinhardt Partners, L.P. From 1977 to 1984, he was employed by Goldman Sachs & Co. where he was the head of domestic corporate bond trading and proprietary trading. Mr. Davidson is a director of several privately-held companies in which Wexford Capital has an investment.

        Joseph M. Jacobs has been a director since May 1998, and served as Vice-Chairman of the Board from May 1998 to August 2001. He co-founded Wexford Capital LLC in 1994 and serves as its President. From 1982 to 1994, Mr. Jacobs was employed by Bear Stearns & Co., Inc. where he attained the position of Senior Managing Director. From 1979 to 1982, he was employed as a commercial lending officer at Citibank, N.A. Mr. Jacobs is a director of several privately-held companies in which Wexford Capital has an investment.

        Douglas J. Lambert has been a director since August 2001. He is presently a Senior Director in the Debtor Advisory and Crisis Management Group of Alvarez & Marsal Inc. From 1994 to 2003, Mr. Lambert was a Senior Vice President of Wexford Capital LLC. From 1983 to 1994, Mr. Lambert held various financial positions with Integrated Resources, Inc.'s Equipment Leasing Group, including Treasurer and Chief Financial Officer. He is a certified public accountant.

        Mark E. Landesman has been a director since June 2002. Mr. Landesman is President of ML Management Associates, Inc., an entertainment business management firm, which he founded in 1988. The firm is responsible for the financial affairs for numerous entertainment industry clients. Mr. Landesman is a member of the Media Entertainment Roundtable Committee and he is a Certified Public Accountant.

        Jay L. Maymudes has been a director since May 1998. He joined Wexford Capital LLC in 1994, became a Principal in 1997 and serves as Wexford's Chief Financial Officer. From 1988 to 1994, Mr. Maymudes was the Chief Financial Officer of Dusco, Inc., a real estate investment advisory firm which managed publicly-traded and privately-held real estate investment trusts. He is a certified public accountant. Mr. Maymudes is a director of several privately-held companies in which Wexford Capital has an investment.

        Mark L. Plaumann has been a director since June 2002. He is presently a Managing-Member of Greyhawke Capital Advisors LLC, which he co-founded in 1998. From 1995 to 1998, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC. From 1990 to 1995, Mr. Plaumann was employed by Alvarez & Marsal, Inc. as a Managing Director. From 1985 to 1990, Mr. Plaumann worked for American Healthcare Management, Inc., where he attained the position of President. From 1974 to 1985, Mr. Plaumann worked in both the audit and consulting divisions of Ernst & Young, where he attained the position of Senior Manager.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus for:

  •
  each person who is known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each executive officer named in the summary compensation table;

  •
  each of our directors; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.

		Percent Beneficially Owned(1)
Name and Address	Shares Beneficially Owned	Before Offering	After Offering
WexAir LLC(2)	19,308,756	59.3%	47.9%
Bryan K. Bedford(3)	1,366,625	4.1%	3.3%
Robert H. Cooper(4)	409,710	1.2%	1.0%
Wayne C. Heller(5)	272,248	*	*
Arthur H. Amron(2)	5,208	*	*
Charles E. Davidson(6)	19,313,964	59.3%	47.9%
Joseph M. Jacobs(6)	19,313,964	59.3%	47.9%
Douglas J. Lambert(7)	5,208	*	*
Jay L. Maymudes(2)	5,208	*	*
Lawrence J. Cohen(8)	5,208	*	*
Mark E. Landesman(9)	5,208	*	*
Mark L. Plaumann(10)	5,208	*	*
All directors and executive officers as a group (11 persons)(11)	21,399,003	62.6%	51.0%
Delta Air Lines, Inc.(12)	3,435,000	9.5%	7.9%

*
Less than 1%.

(1)
For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock when such person or persons have the right to acquire them within 60 days after July 18, 2005. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons have the right to acquire within 60 days after July 18, 2005, are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)
The address of this entity/individual is: Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830. With respect to each individual, ownership consists of shares subject to stock options.

(3)
Includes 1,081,625 shares subject to stock options.

(4)
Includes 334,710 shares subject to stock options.

(5)
Includes 197,248 shares subject to stock options.

(6)
Messrs. Davidson and Jacobs may be deemed to be the beneficial owner of the shares of our common stock owned by WexAir LLC by virtue of being a managing member or general partner of WexAir LLC or each of the members of WexAir LLC. Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares owned by WexAir LLC except to the extent of his interest in such shares through his interest in each member of WexAir LLC. Also includes 5,208 shares subject to stock options.

(7)
Consists of shares subject to stock options. The address of Mr. Lambert is c/o Alvarez & Marsal Inc, 101 East 52nd Street, New York, NY 10022.

(8)
Consists of shares subject to stock options. The address for Mr. Cohen is: c/o Pembroke Companies, Inc., 70 East 55th Street, 7th Floor, New York, New York 10022.

(9)
Consists of shares subject to stock options. The address for Mr. Landesman is: c/o ML Management Associates, Inc., 125 W. 55th Street, 8th Floor, New York, New York 10019.

(10)
Consists of shares subject to stock options. The address for Mr. Plaumann is: 350 Bedford Street, Suite 307, Stamford, CT 06901.

(11)
Includes 1,655,247 shares subject to stock options.

(12)
Consists of 3,435,000 shares subject to warrants exercisable within 60 days after July 18, 2005.

UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated and Raymond James & Associates, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	5,812,500
Raymond James & Associates, Inc.	1,937,500
Total	7,750,000

        Subject to the terms and conditions in the underwriting agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.39 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and the proceeds before expenses to us.

	Per Share	Without Option	With Option
Public offering price	$12.60	$97,650,000	$112,297,500
Underwriting discount	$.6615	$5,126,625	$5,895,619
Proceeds, before expenses, to Republic Airways	$11.9385	$92,523,375	$106,401,881

        The expenses of the offering, not including the underwriting discount, are estimated at $500,000 and are payable by us.

Overallotment Option

        We have granted an option to the underwriters to purchase up to 1,162,500  additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        We, our executive officers, directors, our principal stockholder and Delta have agreed, with certain exceptions, including the ability of certain executive officers to sell up to 162,500 shares of common stock under their existing 10b-5(1) plans, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Electronic Distribution

        Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.

Price Stabilization, Short Positions and Penalty Bids

        Until the distribution of the shares is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

        In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the overallotment option.

        Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

        Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

        The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriter's short position or to stabilize the purchase of such shares, they may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives or the lead manager will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. Certain legal matters related to the offering will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Republic Airways Holdings Inc. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference from the Annual Report on Form 10-K of Republic Airways Holdings Inc. filed with the Securities and Exchange Commission on March 25, 2005, have been audited by Deloitte & Touche, LLP, independent registered public accounting firm, as stated in their report appearing therein (which report expresses an unqualified opinion and includes an explanatory paragraph that substantially all revenues are derived from code-share agreements with US Airways, Inc., Delta Air Lines, Inc., AMR Corp., the parent of American Airlines, Inc., and United Air Lines, Inc. as discussed in paragraph ten to Note 1 to the consolidated financial statements), and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

        The supplemental combined consolidated financial statements of Republic Airways Holdings Inc. as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, incorporated in this prospectus by reference from Republic's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2005, have been audited by Deloitte & Touche, LLP, independent registered public accounting firm, as stated in their report appearing therein (which report expresses an unqualified opinion and includes explanatory paragraphs that substantially all revenues are derived from code-share agreements with US Airways, Inc., Delta Air Lines, Inc., AMR Corp., the parent of American Airlines, Inc., and United Air Lines, Inc., and that the supplemental combined consolidated financial statements give retroactive effect to the consumated business combination of Republic Airways Holdings Inc. and Shuttle America Corporation on May 6, 2005, which was accounted for in a manner similar to a pooling of interests as discussed in Note 1 to the supplemental combined consolidated financial statements), and have been so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

        We are incorporating information included in reports and other filings we have made with the SEC by reference, which means that we are disclosing important information to you by referring to those publicly filed documents containing the information. The information that we incorporate by reference is considered to be part of this prospectus, and future information that we file with the SEC after the date of this prospectus and before the termination of the offering will automatically update and supersede the information in this prospectus. We incorporate by reference the documents that we have filed with the SEC that we list below:

  •
  Our Annual Report on Form 10-K for fiscal year ended December 31, 2004;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

  •
  Our Current Reports on Form 8-K or Form 8-K/A filed on January 20, 2005, January 21, 2005, March 7, 2005, March 15, 2005, April 6, 2005, April 22, 2005, April 22, 2005, April 28, 2005, May 9, 2005, June 27, 2005, June 28, 2005, June 29, 2005 and June 29, 2005;

  •
  The description of our common stock contained in our Form 8-A filed on May 11, 2004, including any amendments or reports filed to update such information; and

  •
  All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering.

        We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). You should direct any requests for copies to Investor Relations, Republic Airways Holdings Inc. 8909 Purdue Road, Suite 300, Indianapolis, Indiana 46268, telephone number (317) 484-6000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the SEC. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the SEC. This web site can be accessed at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

US AIRWAYS EXPRESS

CHAUTAUQUA 30 AIRLINES

SINCE 1974

Delta Connection

7,750,000 Shares

Common Stock

P  R  O  S  P  E  C  T  U  S

Merrill Lynch & Co.
Raymond James
July 18, 2005

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TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
Our Company
Recent Developments
The Offering
Summary Supplemental Combined Consolidated Financial Information
RISK FACTORS
Risks Related To Our Operations
Risks Associated With The Airline Industry
Risks Related To Our Common Stock
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED SUPPLEMENTAL COMBINED CONSOLIDATED FINANCIAL INFORMATION
Selected Supplemental Combined Consolidated Financial Information
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INCORPORATION BY REFERENCE
WHERE YOU CAN FIND ADDITIONAL INFORMATION